NO ACT

PE 1-12-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005618

January 13, 2011

Stuart S. Moskowitz
Senior Counsel
Corporate Law Department
International Business Machines Corporation
One New Orchard Road, Mail Stop 329
Armonk, NY 10504

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-13-11

Re: International Business Machines Corporation

Dear Mr. Moskowitz:

This is in regard to your letter dated January 12, 2011 concerning the shareholder proposal submitted by Walden Asset Management; Daniel Altschuler; the Benedictine Sisters Charitable Trust; Boston Common Asset Management, LLC; Calvert Asset Management Company, Inc.; Catholic Health East; Catholic Healthcare West; the Congregation of Benedictine Sisters of Perpetual Adoration; the Congregation of Divine Providence; the Congregation of Sisters of St. Agnes; Domini Social Investments LLC; the Edward W. Hazen Foundation; the Funding Exchange; the Green Century Balanced Fund; the Missionary Oblates of Mary Immaculate; the Benedictine Sisters of Mount St. Scholastica; the Congregation of the Passion; Providence Trust; the Sisters of the Holy Spirit and Mary Immaculate; The Needmor Fund; Tides Foundation; Gun Denhart; Trillium Asset Management Corp.; and Zevin Asset Management, Inc. for inclusion in IBM's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that IBM will include the proposal in its proxy materials and that IBM therefore withdraws its December 16, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Timothy Smith
Senior Vice President
Walden Asset Management
One Beacon Street
Boston, MA 02108

Daniel Altschuler

FISMA & OMB Memorandum M-07-16

Susan Mika, OSB
Corporate Responsibility Program
Benedictine Sisters
285 Oblate Dr.
San Antonio, TX 78216

Dawn Wolfe
Associate Director of ESG Research
Boston Common Asset Management, LLC
84 State Street, Ste. 940
Boston, MA 02109

Ivy Wafford Duke
Assistant Vice President and Deputy General Counsel
Calvert Investments
4550 Montgomery Avenue
Bethesda, MD 20814

Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
Treasury MS 222
Catholic Health East
3805 West Chester Pike, Ste. 100
Newtown Square, PA 19073-2329

Susan Vickers, RSM
VP Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107

Valerie Stark, OSB
Treasurer
Congregation of Benedictine Sisters of Perpetual Adoration
Benedictine Monastery
31970 State Hwy. P
Clyde, MO 64432-8100

Madonna Sangalli, CDP
Treasurer
Congregation of Divine Providence
P.O. Box 37345
San Antonio, TX 78237-0345

Stella Storch, OP
CSA Justice Coordinator
Congregation of Sisters of St. Agnes
320 County Road K
Fond du Lac, WI 54935

Adam Kanzer
General Counsel
Domini Social Investments LLC
532 Broadway, 9th Floor
New York, NY 10012-3939

Michael Lent
Treasurer
Edward W. Hazen Foundation
333 Seventh Avenue, 14th Floor
New York, NY 10001

Ron Hanft
Associate Director
Funding Exchange
666 Broadway, Suite #500
New York, NY 10012

Kristina Curtis
President
Green Century Balanced Fund
Green Century Capital Management, Inc.
114 State Street, Suite 200
Boston, MA 02109

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

Rose Marie Stallbaumer
Treasurer
Benedictine Sisters of Mount St. Scholastica
801 S. 8th Street
Atchison, KS 66002

John Gonzalez
Director of Passionist JPIC Ministries
The Passionists
134 Vernon Avenue
Brooklyn, NY 11206

Ramona Bezner, CDP
Trustee/Administrator
Providence Trust
515 SW 24th Street
San Antonio, TX 78207-4619

Gabriella Lohan
General Treasurer
Sisters of the Holy Spirit and Mary Immaculate
Holy Spirit Convent
301 Yucca Street
San Antonio, TX 78203-2399

Daniel Stranahan
Chair – Finance Committee
The Needmor Fund
2123 West Webster Avenue
Chicago, IL 60647

Lauren Webster
Chief Financial Officer
Tides Foundation
The Presidio
P.O. Box 29903
San Francisco, CA 94129-0903

Gun Denhart
Torpet LLC
1010 NW Flanders
Portland, OR 97209

Shelley Alpern
Vice President
Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, Inc.
50 Congress Street, Suite 1040
Boston, MA 02109

Copy with attachments to:

Walden Asset Management (lead filer)
One Beacon Street
Boston, MA 02108
Attn: Timothy Smith

Daniel Altschuler

FISMA & OMB Memorandum M-07-16

Benedictine Sisters
285 Oblate Drive
San Antonio, TX 78216
Attn: Sr. Susan Mika, OSB

Boston Common Asset Management, LLC
84 State Street, Ste. 1000
Boston, MA 02109
Attn: Dawn Wolfe

Calvert Investments
4550 Montgomery Avenue
Bethesda, MD 20814
Attn: Ivy Wafford Duke, Esq.

Catholic Health East
3805 West Chester Pike, Ste. 100
Newtown Square, PA 19073-2329
Attn: Sister Kathleen Coll, SSJ

Catholic Healthcare West
185 Berry Street, Ste. 300
San Francisco, CA 94107
Attn: Susan Vickers, RSM

Congregation of Benedictine Sisters of Perpetual Adoration
Benedictine Monastery
31970 State Hwy. P
Clyde, MO 64432-8100
Attn: Sr. Valerie Stark, OSB

Congregation of Divine Providence
P.O. Box 37345
San Antonio, TX 78237-0345
Attn: Sr. Madonna Sangalli, CDP

Congregation of Sisters of St. Agnes
320 County Road K
Fond du Lac, WI 54935
Attn: Sister Stella Storch, OP

Domini Social Investments
532 Broadway, 9th Floor
New York, NY 10012-3939
Attn: Adam Kanzer

Edward W. Hazen Foundation
333 Seventh Avenue, 14th Floor
New York, NY 10001
Attn: Michael Lent

Funding Exchange
666 Broadway, Ste. #500
New York, NY 10012
Attn: Ron Hanft

Green Century Funds
114 State Street, Ste. 200
Boston, MA 02109
Attn: Kristina Curtis

Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017
Attn: Rev. Seamus P. Finn, OMI

Mount St. Scholastica Benedictine Sisters
801 South 8th St.
Atchison, KS 66002
Attn: Rose Marie Stallbaumer

North American Passionist
134 Vernon Avenue
Brooklyn, NY 11206
Attn: John Gonzalez

Providence Trust
515 SW 24th Street
San Antonio, TX 78207-4619
Attn: Sister Ramona Bezner, CDP

Sisters of the Holy Spirit and Mary Immaculate
301 Yucca Street
San Antonio, TX 78203-2399
Attn: Sr. Gabriella Lohan

The Needmor Fund
2123 West Webster Avenue
Chicago, IL 60647
Attn: Daniel Stranahan

Tides Foundation
The Presidio
P.O. Box 29903
San Francisco, CA 94129-0903
Attn: Lauren Webster

Torpet LLC
1010 NW Flanders
Portland, OR 97209
Attn: Gun Denhart

Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111-2809
Attn: Shelley Alpern

Zevin Asset Management
50 Congress Street, Ste. 1040
Boston, MA 02109
Attn: Sonia Kowal



International Business Machines Corporation
Senior Counsel
Corporate Law Department
One New Orchard Road, Mail Stop 329
Armonk, New York 10504

December 16, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549

Subject: IBM Stockholder Proposal of Walden Asset Management and co-filers to Review Political Contributions Policy /Membership on the U.S. Chamber of Commerce

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of a proposal (the "Proposal"), submitted to International Business Machines Corporation (the "Company" or "IBM") by Walden Asset Management ("Walden"), as the "lead filer," together with multiple co-filers. All of the filers will sometimes be collectively referred to for convenience as the "Proponent." The Proposal and related correspondence with Walden is attached as **Exhibit A** hereto. The correspondence from each of the "co-filers" is set forth as **Exhibit B** hereto. This letter is being filed with the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Staff") by the Company not later than eighty (80) calendar days before the Company files its definitive 2011 Proxy Materials with the Commission.

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.

- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.

- Management and board oversight processes for all political spending, direct or indirect.

The "Whereas" portion of the Proposal (the "Preamble") also addresses political spending, but contains three (3) paragraphs focusing specifically on the IBM's service as a member of the Board of Directors of the U.S. Chamber of Commerce (hereinafter the "Chamber"). IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 26, 2011 (the "2011 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

BASIS FOR EXCLUSION

The Proposal may properly be excluded under Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company.

ANALYSIS

The Company believes that the Proposal may properly be omitted from the Company's proxy materials for the 2011 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company. The Commission has expressed two central considerations underlying the ordinary business exclusion. The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at pp. 29,106 and 29,108). In this connection, examples include "the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity and the retention of suppliers." (id. at 29,108) (emphasis added) "The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply

into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." id. Such micromanagement may occur where a proposal "seeks to impose specific . . . methods for implementing complex policies." id. The Commission had earlier explained in 1976 that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976).

The Commission has also reiterated that "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p. 29,108). See also Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982), at note 47. For the reasons set forth below, it is clear that the instant Proposal should be subject to exclusion under Rule 14a-8(i)(7).

- **The Proposal impermissibly seeks to micromanage both IBM's membership in the Chamber, as well as the role IBM serves as a member of the Board of Directors of the Chamber.**

We recognize that the Staff has, in other circumstances, viewed facially neutral proposals that were drafted to focus generally on a company's political contributions and political spending as raising substantial policy issues sufficient to take those proposals outside the scope of a company's ordinary business operations[1], but this is not such a proposal, as it goes much further than

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[1]See, e.g. Exxon Mobil Corporation (March 5, 2004)(proposal to prepare and submit to shareholders a report, updated annually, containing the following: (1) ExxonMobil's policies for political contributions made with corporate funds, political action committees sponsored by ExxonMobil, and employee political contributions solicited by senior executives of the company; (2) an accounting of ExxonMobil's political contributions; (3) a business rationale for each of ExxonMobil's political contributions; and (4) the identity of the person or persons involved in making decisions with respect to ExxonMobil's political contributions); Time Warner, Inc. (February 11, 2004)(proposal to prepare a report, updated annually, containing the following: (1) a statement describing Time Warner's political participation policy and business rationale for its participation in partisan politics; (2) a description of Time Warner's decision-making process relating to political contributions; (3) an accounting of Time Warner's money contributed to political candidates, campaigns, parties or committees; (4) an accounting of Time Warner's resources utilized for political campaign purposes, or made available to political candidates; (5)

proposals that address political contributions and political spending generally. As will be shown, the "thrust and focus" of the instant Proposal is to micromanage IBM's relationship with the Chamber, both as a corporate member, as well as a member of its Board of Directors.[2] This type of micromanagement by stockholders is precisely what Rule 14a-8(i)(7) is designed to avoid.

At the outset, it is important to point out that IBM does not make contributions or payments or otherwise give any endorsement of support which would be considered a contribution directly or indirectly to political parties or candidates,

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an accounting of Time Warner's resources utilized with respect to ballot initiatives; and (6) the identity Time Warner personnel involved in making decisions with respect to Time Warner's political contributions) and The Chubb Corporation (January 27, 2004)(proposal to prepare a report containing the following: (1) Chubb's policies for political contributions made with corporate funds, political action committees sponsored by Chubb; and employee political contributions solicited by senior executives of the company; (2) an accounting of Chubb's political contributions; (3) a business rationale for each of Chubb's political contributions; and (4) the identity of the person or persons involved in making decisions with respect to Chubb's political contributions).

[2] The "thrust and focus" line of recent Staff letters are particularly appropriate in providing a basis for the exclusion of the instant Proposal as ordinary business under Rule 14a-8(i)(7). See, e.g. Visteon Corporation (February 22, 2008)(proposal to institute an executive compensation program that tracks progress in supporting improving fuel economy of all customers' light trucks and passenger vehicles excluded under rule 14a-8(i)(7), as relating to Visteon's ordinary business operations. In this regard, the Staff noted that while the proposal mentions executive compensation, the thrust and focus of the proposal is on ordinary business matters); General Motors Corporation (April 4, 2007)(to same effect); Exelon Corporation (February 21, 2007)(proposal to implement rules and regulations forbidding the executives of Exelon from establishing incentive bonuses that require a reduction to retiree benefits in order for the executives to reach their goals, and for the rules and regulations to remain in place until the benefits are reinstated was properly excluded as ordinary business. In this regard, the Staff noted "that although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits"); Corrections Corporation of America (March 15, 2006, *reconsideration denied*, May 9, 2006)(proposal for the board's compensation committee, when setting executive compensation, to include social responsibility as well as corporate governance financial criteria in the evaluation excluded as ordinary business, with the Staff noting "that although the proposal mentions executive compensation, the thrust and focus of the proposal is other matters, including the ordinary business matter of general compensation"); Exelon Corporation (March 10, 2005)(to same effect); General Electric Company (January 10, 2005) (proposal for the board's compensation committee, when setting executive compensation, to include social responsibility and environmental criteria among the goals executives must meet was excluded as ordinary business, with the Staff noting "that although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production"). The same result should be applied to the instant Proposal, as the thrust and focus of our Proposal is **not** to report on political contributions generally, but rather to impermissibly micromanage IBM's membership on the Board of Directors of the Chamber.

including through intermediary organizations, such as political action committees, campaign funds, or trade or industry associations.[3] If this was all the Proposal sought, it would be moot under Rule 14a-8(i)(10). However, since the Proponent already knew that "IBM has clear policies prohibiting political spending" when it crafted the Proposal (see paragraph 7 of the Preamble), it is equally clear that the thrust and the focus of the Proposal, as addressed to IBM, is not to provide a report on our political spending, but rather to micromanage our relationship with the Chamber. In accordance with Staff Legal Bulletin 14C (June 28, 2005), in determining whether the focus of this stockholder proposal

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[3] Section 5.4 of IBM's Business Conduct Guidelines provides:

5.4 Participation in political life

IBM will not make contributions or payments or otherwise give any endorsement of support which would be considered a contribution directly or indirectly to political parties or candidates, including through intermediary organizations, such as political action committees, campaign funds, or trade or industry associations. For example, IBM will not purchase tickets or pay fees for you or anyone else to attend any event where any portion of the funds will be used for election campaigns. In many countries, political contributions by corporations are illegal. IBM will not make such contributions, even in countries where they are legal. Also, the company will not provide any other form of support that may be considered a contribution.

You must not make any political contribution as a representative of IBM. You may not request reimbursement from IBM, nor will IBM reimburse you, for any personal contributions you make.

In addition, you should recognize that your work time or use of IBM assets is the equivalent of such a contribution. Therefore, you will not be paid by IBM for any time spent running for public office, serving as an elected official or campaigning for a political candidate, unless required by law. You can, however, take reasonable time off without pay for such activities if your IBM duties permit the time off and it is approved by your manager. You also may use vacation time for political activity. You must consult with IBM Governmental Programs before accepting a political appointment to any government entity or running for government office at the local, state, or federal level.

See http://www.ibm.com/investor/governance/business-conduct-guidelines.wss#Header_54

In addition to the Company's Business Conduct Guidelines, IBM also publishes a policy statement containing additional detail prohibiting political activities at the Company level. This policy statement provides, in pertinent part:

It is IBM's long-standing policy that we participate in politics as private citizens, not as IBMers. Therefore, it is the policy of the IBM Company not to make contributions of resources such as money, goods or services to political candidates or parties. This policy applies equally in all countries where IBM does business, regardless of whether or not such contributions are considered legal in any host country. See http://www.ibm.com/ibm/responsibility/policy5.shtml

raises a significant social policy issue, given IBM's policy prohibiting political contributions, when the Staff considers both the Proposal and the supporting statement as a whole, a review of the 8 paragraphs of the Preamble as well as the resolution itself reveals that the Proposal is truly focused on IBM's role and activities as a member of the Board of Directors of the Chamber.

For example, in paragraphs 6, 7 and 8 of the Preamble to the Proposal, the Proponent writes:

- "IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions." **[Paragraph 6]**
- "IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation." **[Paragraph 7]**
- "The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies." **[Paragraph 8]**

The Preamble's focus on the Chamber and IBM's role thereon also provides a clear nexus to the resolution itself, which requests a report reviewing IBM's political spending and oversight processes. Yet, the first two of the three bullets following the Resolution -- specifically listing the items the Proponent wants IBM to review within the report, calls out — again -- IBM's involvement as a member of the Board of the Chamber. The first bullet seeks, among other things, for IBM to make specific disclosure of the dues and special payments made to trade associations – ***"including the U.S. Chamber of Commerce."*** The second bullet seeks for IBM to make an assessment of the "risks and responsibilities associated with serving on boards and paying dues to trade organizations ***when positions of the trade association contradict the company's own positions"*** -- another clear reference back to the Chamber, as set forth in paragraphs 6, 7, and 8 of the Preamble, and IBM's role as a member of the Board of the Chamber. Since the Proponent already knows that IBM makes no political contributions, and since substantial portions of the Preamble to the Proposal as well as the Proposal itself focus specifically on second-guessing IBM's decisionmaking with respect to its

membership and involvement on the Chamber, it is clear that the thrust and focus of the instant Proposal, as applied to IBM, is to have IBM stockholders review and vote on our involvement with the Chamber. This constitutes an impermissible attempt to have stockholders micromanage IBM's activities as a member of the Chamber. As such, and in accordance with prior Staff precedent, the Proposal is subject to outright exclusion under Rule 14a-8(i)(7).

- **A company's decisionmaking as to its membership and participation in specific trade associations or other business groups constitute ordinary business matters.**

The Staff has consistently found that a company's determination as whether to join, participate, or terminate membership in specific trade associations or other collective business groups, including any related reporting / disclosures to stockholders, implicate ordinary business matters, and can be properly excluded under Rule 14a-8(i)(7), irrespective of whether stockholder proponents agree or disagree with the positions advanced by such organizations. For example, in Citicorp (January 25, 1993), a stockholder, dissatisfied with certain positions taken by the Business Roundtable, another professional association that serves the business community and whose membership then included two hundred chief executives of America's largest corporations, filed a proposal that sought for Citicorp to make annual disclosure of "the sum of the company's fees and expenses devoted to activities related to membership in the Business Roundtable." The registrant argued that the proposal was designed to have a chilling effect on Citicorp's management decision-making function, both with respect to Citicorp's membership, and its allocation of resources earmarked for the Business Roundtable. In arguing for the exclusion of the proposal as an ordinary business matter, the registrant noted that the Business Roundtable established and advanced positions with respect to economic and social issues confronting the business community, and that its efforts inured to the benefit of member corporations. The registrant further noted that it was well within the scope of management's responsibilities to decide both: (i) which organizations served the interests of the company and therefore merited the company's membership, and (ii) the proper amount of funds or resources to be allocated to such organizations. The Staff concurred with Citicorp that the proposal could be omitted as a matter of ordinary business (i.e., the Company's dues and expenses relating to membership in a trade or professional association). Since disclosure of membership and dues payments are ordinary business matters, the same result should apply here with respect to the disclosures sought by the instant Proponent; specifically those disclosures called for in the first bullet of the Resolution, where the Proponent seeks specific disclosure of "dues and special payments made to trade associations, such as the U.S. Chamber of Commerce."

Similarly, in General Electric Company (January 23, 1985), a proposal sought for management to provide stockholders with a report containing, inter alia, "a full and complete accounting of the nature and source of any contributions to the Committee on Energy Awareness, from its inception and "a statement of the perceived benefits to the Company of contributions to the CEA." In its letter to the Staff, GE noted that the Committee on Energy Awareness was a trade association researching and reporting to the public on issues relating to U.S. energy policy, and that the informative nature of CEA's activities supplemented GE's public and customer relations with respect to electrical energy, and specifically nuclear power. GE therefore argued that the proposal improperly attempted to involve GE's stockholders in a matter which properly rested within the scope of General Electric's ordinary business operations. The Staff concurred, permitting GE to exclude the proposal as ordinary business.

In the same vein, proposals asking for companies to cease contributions to specific trade organizations or business associations are also subject to exclusion as ordinary business.[4] In Detroit Edison (February 8, 1982), the proponent sought to second-guess the registrant with respect to its membership in a trade association by having the company discontinue its membership in the Edison Electric Institute. The Staff concurred with the omission of the proposal, ruling that the decision making by a company to terminate its membership in a trade association is an ordinary business matter. In short, whether a proponent is for or against a registrant's participation as a member of a specific trade or business association, the ultimate decision making with respect to whether a company

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[4] In Consolidated Edison Company of New York, Inc. (April 30, 1984)("Con Ed"), another stockholder opposed to nuclear energy believed that the same trade association, the U.S. Committee on Energy Awareness, was misleading the American public about the safety of, and need for, nuclear power. In that proponent's view, the CEA's advertisement on nuclear waste disposal created the false impression that the dangers and problems related to the long term storage and disposal of radioactive waste had been solved. The proponent therefore sought for the Board of Directors to cease Con Ed's contributions to the U.S. Committee for Energy Awareness, withdraw their representative from the Committee's Board, and guarantee not to pass on to ratepayers, in the form of rate increases, contributions to the Committee. The Proponent further sought for the Board to issue a report, including, *inter alia*: a summary of all corporate contributions to organizations and individuals working to promote nuclear energy, listing the recipients names; including total company expenditures on its own public relations promotions of nuclear and coal energy sources; a list of lobbying activities by Con Edison representatives designed to affect public policy, locally or nationally, related to nuclear and coal power sources; a list of media advertisements (radio, television and print) for nuclear and coal power, which have been sponsored, totally or partially, by Con Edison; and the cost to the company of such activities and an assessment, by the Board of Directors, of the advantages for the company of such activities and expenditures. The Division concurred that Con Ed could exclude this proposal from its proxy materials under former Rule 14a–8(c)(7) since it dealt with matters relating to the conduct of its ordinary business operations.

should join, participate, continue paying dues, determine its specific level of involvement with (including board service), and otherwise make specific disclosures to stockholders relating to its membership, all rest with a company's internal management. It is not a matter that is proper for a stockholder consideration under Rule 14a-8(i)(7).[5]

A similar line of reasoning has been consistently followed by the Staff with stockholder proposals that sought for companies to contribute to specific charities, or, as the case may be, to cease contributions to specific charities. While the concept of a company's charitable contributions policy may not be an ordinary business matter where the proposal is otherwise facially neutral, stockholder proposals targeting specific organizations for contributions (or for withholding contributions to such organizations) are subject to outright exclusion under Rule 14a-8(i)(7), even if portions of the proposal transcend ordinary business. The Staff has consistently taken the position that a company's designation of specific recipients of its charitable contributions comprises part of that company's ordinary business operations. See Aetna Inc. (February 23, 2002) (proposal relating to Aetna's philanthropic contributions to organizations that promote "larger government or more government regulation" excluded under Rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., contribution to specific types of organizations)); Schering-Plough Corporation (March 4, 2002) and American Home Products Corporation (March 4, 2002)(similar proposals requesting a board committee to study and report on the impact charitable contributions have on registrants' businesses and share value were both excluded as relating to each company's ordinary business operations (i.e., charitable contributions directed to specific types of organizations)); Comerica Inc. (April 17, 2000) (contributions to specific types of organizations, such as the Michigan State Bar Association is an ordinary business matter); West Suburban Bancorp Inc. (April 6, 1999)(to same effect). See Corning Incorporated (February 2, 2000) (proposal that company refrain from making charitable contributions to organizations that perform abortions excludable under 14a-8(i)(7) as relating to a "contribution to a specific type of organization"); SJW Corp. (February 1, 1999) (proposal that company not give anything of value to a specified Chamber of Commerce properly excluded under Rule 14a-8(i)(7)). This same line of reasoning applies in the instant case, and to IBM's dues payments to the Chamber.

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[5]*See* Citigroup, Inc. (February 5, 2007)(proposal to report on Citigroup's activity and plans with respect to certain regulatory matters and public policies excluded as ordinary business where the proponent had sought for the company to deliver a report including, *inter alia*, a description of the company's activities and plans with respect to "promoting the social benefits of business and the virtues of capitalism through support of pro-free enterprise non-profit groups, public relations and participation in effective business trade organizations."

- **Company policies with respect to employees' ability to serve on the boards of directors of outside organizations is another ordinary business matter.**

The Proposal's focus on the public positions of the Chamber in Paragraphs 6, 7 and 8 of the Preamble and the potential for harm to IBM's reputation by reason of our membership on the Board of Directors of the Chamber, when coupled with the second bullet of the resolution -- seeking for a review of the *"**risks and responsibilities associated with serving on boards and paying dues to trade organizations when positions of the trade association contradict the company's own position**"* is no more than another reference to the Chamber, the Proponent's view that IBM should challenge the Chamber's position on certain policies, and to have IBM stockholders second-guess our Company's membership and involvement on the Chamber.

Further evidence of the Proposal's actual focus on the underlying intent of the Proposal – micromanaging IBM's involvement with the Chamber – becomes even more obvious, as evidenced by the following additional items:

- In an October 21, 2010 letter to IBM from the Interfaith Center on Corporate Responsibility ("ICCR") signed by multiple institutions, ***including six of the co-filers***[6] to the instant Proposal, noting the ICCR's disagreement with various public positions of the Chamber, questioning the use of IBM's membership dues to the Chamber, and urging IBM, as a Board member, to oppose certain positions of the Chamber, and to either withhold Chamber dues, or to withdraw from membership in the Chamber in protest. **(See <u>Exhibit C</u>)**

- In the cover letters of the filers of the instant Proposal (which we are required to file with the Staff), challenging IBM's role on the Board of the Chamber; for example:

    - **Domini Social Investments'** cover letter to IBM stated:

      "If IBM cannot convince the Chamber to take a more moderate stance, we would recommend that IBM follow the path of other corporate leaders such as Nike that chose to step down from the board, or Apple, PG&E and Exelon that renounced their

---

[6] Susan Vickers RSM (Catholic Health Care West); Rev. Seamus P. Finn, OMI (Missionary Oblates); Sonia Kowal (Zevin Associates); Sister Kathleen Coll (Catholic Health East); John Gonzalez (North American Passionists); and Jonas Kron, Esq. (Trillium Asset Management).

memberships. Until that time, we must assume that the Chamber's positions are IBM's positions." **(See Exhibit B)**

- o **Walden Asset Management's** cover letter to IBM stated:

  "[W]e and other investors have been deeply concerned about International Business Machines' role as a board member on the U.S. Chamber of Commerce and the passive role our company's representative has played in the face of the Chamber's partisan political role and its opposition to many environmental initiatives, as well as powerful lobbying against climate change legislation or regulation." **(See Exhibit A)**

- In the joint press release dated November 4, 2010, issued by Walden Asset Management (our lead filer), Domini Social Investments (one of our co-filers) and the Christopher Reynolds Foundation (the "Press Release") **(See Exhibit D):**
  http://www.waldenassetmgmt.com/social/action/Pol_Spending_PR.pdf

  INVESTORS ANNOUNCE CHALLENGES ON POLITICAL SPENDING TO CORPORATE RESPONSIBILITY LEADERS

  ROLE AS U.S. CHAMBER OF COMMERCE BOARD MEMBERS HIGHLIGHTED

  In particular, Domini Social Investments is also quoted in the press release:

  - "Adam Kanzer, General Counsel at Domini Social Investments and a filer of the resolution at IBM stated: 'The Chamber of Commerce is an aggressively partisan organization that is standing in the way of solutions to our nation's most pressing problems, from health care to climate change. We are asking why these companies would lend their good names – and their implicit endorsement – to the Chamber's agenda, which often runs contrary to their own, stated policies and pratices...'"

  The Press release also stated:

  - "The resolutions sponsors argue that a company serving on the Chamber's Board can be widely perceived as supporting and promoting its policies and programs, which can have a

negative impact on a company with a strong reputation for good governance and corporate responsibility."

and

- In a November 27, 2010 on-line article written by Mr. Timothy Smith, Senior Vice President and Director of ESG Shareowner Engagement for Walden Asset Management, the lead filer of the instant Proposal. The article is entitled:

"U.S. Chamber of Commerce and a Failure of Governance" **(See Exhibit E)**

http://business-ethics.com/2010/11/27/opinion-u-s-chamber-and-a-failure-in-governance

In the article, Mr. Smith specifically references the Chamber's position on various issues that the Proponent disagrees with, and, more specifically, notes the Proponent's intent with regard to the subject matter of the instant Proposal; i.e., second-guessing IBM's role as a member of the Board of Directors of the Chamber. In Mr. Smith's words:

> "Clearly there are multiple contradictions between the environmental policies of **Accenture**, **IBM**, **Pepsi**, **Pfizer**, and **UPS**, all board members [*on the Chamber*], and the Chamber's antagonistic actions against climate change legislation and regulation. Yet as Board members they set and oversee these very policies and campaigns that undercut their companies' positions – a perplexing way to spend shareowner dollars."
>
> "It is time for Chamber board members to end this pattern of compliant and passive acceptance. It is not acceptable to allow anti-environmental policies to flourish and partisan political campaigns shrouded in secrecy to be the order of the day. A respect for good governance requires companies sitting on the Chamber board to stand up and be counted or head for the exit." **(See Exhibit E)**

In our view, all of the foregoing statements make clear that the Proposal impermissibly focuses on micromanaging various aspects of our membership on the Chamber, ***not*** on any sufficiently significant social policy issue which might otherwise cause the Proposal to transcend the ordinary business exclusion. Although couched in the **form** of a resolution that seeks to examine the Company's political spending policies, in **substance**, the thrust and focus of the instant Proposal is no more than an attempt to second-guess and regulate the Company's membership on the Chamber, especially since the Proponent was well aware of IBM's long-standing policy prohibiting all forms of political spending. While it is abundantly clear the Proponent disagrees with the public

positions of the Chamber on various issues, it is simply impermissible under Rule 14a-8(i)(7) to employ the stockholder proposal process to exert pressure on this Company by reason of our membership on the Chamber, in order to advance the Proponent's positions.

In this connection, the instant Proposal is strikingly similar to a series of proposals filed in the mid-1990s by socially responsible investors affiliated with the Interfaith Center on Corporate Responsibility ("ICCR"). Those proposals sought for select companies to initiate a review of all of the outside boards on which their company's top officers sat, in order to ensure that: (1) no conflicts of interest existed; (2) valuable time was not taken from [the] company's affairs; and (3) serious public relations problems or significant ethical conflicts which might compromise the interests of the company were avoided. See Time Warner, Inc. (January 18, 1996); Bell South Corporation (December 28, 1995); Wachovia Corporation (December 28, 1995) and Citicorp (December 8, 1995) (collectively the "***tobacco board proposals***"). A reading of these letters reveal that each of the above companies was specifically selected to receive the tobacco board proposals because each company had an officer who also served on the **board of directors** of either RJR Nabisco or Philip Morris – tobacco companies whose products and marketing are of particular concern to the ICCR and other socially responsible investors.

In arguing for the exclusion of that proposal, the registrant in Wachovia noted that "[t]he [p]roponent, through the [p]roposal, is attempting to use the [c]ompany (for example, through Mr. Medlin's service on the board of RJR Nabisco) as a circuitous means of controlling the conduct of tobacco manufacturers and distributors." Similar arguments were made by the other registrants. The Staff concurred to the omission of all of the tobacco board proposals as ordinary business, with the Staff's stated basis for exclusion being "policies with respect to employees' ability to serve on boards of outside organizations." The same result should apply here, as our Proposal can similarly be seen as impermissibly attempting to regulate IBM's service as a member of the Board of Directors of the Chamber.

The same result has been reached in other Staff letters where stockholders sought to intrude on registrants' ordinary business activities by attempting to regulate the service of company employees on other companies' boards. Barnett Banks, Inc. (December 3, 1996)(proposal that all officers of the corporation be prohibited from serving on the boards of directors of outside corporations excluded as ordinary business (i.e., policies with respect to employees' ability to serve on the boards of outside organizations)); Niagara Mohawk Power Corporation (February 22, 1996)(proposal that the registrant "immediately set into policy an action for the removal of all conflicts of interest, actual or in appearance" properly excluded as ordinary business (i.e., policies with respect to employees'

ability to serve on boards of outside organizations or hold outside employment"); International Business Machines Corporation (December 28, 1995)("policies with respect to employees' ability to provide service to unrelated companies" is an ordinary business matter); Southern Company (March 25, 1993)(proposal to establish a policy precluding executive officers from serving on the boards of other corporations, except for appropriate civic, educational and cultural organizations excluded as ordinary business); see also Ford Motor Company (March 8, 1996) (proposal that no officer of the company provide services to unrelated companies in excess of 15 working days per year and that the compensation of those officers be reduced by an amount equal to the direct and imputed remuneration received from other companies was properly excluded as ordinary business (i.e., policies with respect to employees' ability to provide services to unrelated companies)); and Citizens Utility Company (February 20, 1996)(proposal to adopt a policy that prohibits any executive officer of the registrant from holding an executive office in another publicly traded company was excluded as ordinary business (i.e., policies with respect to employees' ability to hold an executive office with outside organizations)).

As in each of the above letters, a registrant's ability to permit its personnel to serve on other company's boards, including, in this case, the Board of Directors of the Chamber, is clearly part of a company's ordinary business operations. IBM's membership on the Board of Directors of the Chamber should therefore be treated in exactly the same way as in these earlier letters. The U.S. Chamber of Commerce is the world's largest business federation representing the interests of more than 3 million businesses of all sizes, sectors, and regions, as well as state and local chambers and industry associations. More than 96% of U.S. Chamber members are small businesses with 100 employees or fewer.

See **http://www.uschamber.com/about**

IBM has long recognized, as part of its ordinary business operations, the value of joining outside business organizations, such as the Chamber, as well as the need to oversee situations where our Company's personnel are asked to serve as a director on an outside organization's board. It is the responsibility of IBM management in each case to review the engagement to ensure both that the position will not adversely affect employee performance on the job at IBM, and that service will not cause a conflict of interest with IBM. To be clear, service on an outside board of any organization is not dependent on IBM's sharing all of the same public policy positions of such outside membership organizations. In assessing these matters, it is IBM management's role to determine whether and when it is worthwhile to join, serve and remain on an outside organization – including its board of directors. Indeed, membership and service on an outside organization is based in large part on the value we can provide to, and receive from, these outside organizations. Yet, it is up to IBM, in the ordinary course of our business, to determine which organizations we will join and remain as

members. While there will be instances where the public positions of outside organizations we serve on will differ from IBM's, if IBM were required to disengage from outside organizations when our positions differed, we would, in all likelihood, not be able to become — or remain -- members of such outside organizations. In short, Company membership decisions connected with outside membership organizations such as the Chamber is an ordinary business matter, not one for stockholder consideration at an annual meeting.

In sum, the thrust and focus of the Proposal, like each of these other proposals, impermissibly seeks to micromanage our Company by seeking to have IBM stockholders second-guess our involvement with the Chamber, including decision making with respect to our membership on the Chamber; continuing to pay dues to the Chamber, and continuing to serve as a member of the Board of Directors of the Chamber. As each of the above letters make clear, these are all ordinary business matters under Rule 14a-8(i)(7). The Company's decision making with respect to which organizations IBM may decide to join and pay dues, serve as a board member, or elect to disassociate from -- are all matters that fall within our Company's internal decision making as part of our ordinary business operations. As such, the Proposal is subject to exclusion ***in its entirety*** under Rule 14a-8(i)(7).

Finally, no amendment of the instant Proposal should be permitted. In this connection, the Staff has concluded that even if a portion of the Proposal falls outside the scope of the ordinary business exception, the result should be the same. When any portion of a proposal implicates ordinary business matters, the entire proposal must be omitted under Rule 14a-8(i)(7). Wal-Mart Stores, Inc. (March 15, 1999); The Warnaco Group, Inc. (March 21, 1999)(to same effect); Kmart Corporation (March 12, 1999)(to same effect); Z-Seven Fund, Inc. (November 3, 1999) (proposal containing governance recommendations as well as ordinary business recommendations was permitted to be excluded in its entirety, with the Staff reiterating its position that it is not their practice to permit revisions to shareholder proposals under the ordinary business exception). Hence, even if a portion of the instant Proposal could be viewed by the Staff as falling outside the ambit of ordinary business, this should make absolutely no difference in the legal analysis of the entire Proposal's excludability under Rule 14a-8(i)(7). If any portion of the Proposal relates to an ordinary business matter, the *entire* Proposal must be excluded. Associated Estates Realty Corporation (March 23, 2000); E*Trade Group, Inc. (October 31, 2000). In the instant case, not only is IBM's involvement with the Chamber inextricably interwoven into both the Preamble and the Resolution, when the text of the Resolution is read together with the Preamble, it is clear that the thrust and focus of the Proposal impermissibly focuses on IBM's membership in the Chamber, which constitutes part of our Company's ordinary business operations.

CONCLUSION

For all these reasons, the Company respectfully requests that no enforcement action be recommended to the Commision if the Company excludes the Proposal on the basis of Rule 14a-8(i)(7). We are sending each Proponent a copy of this letter, advising of our intent to exclude the Proposal from the proxy materials for the 2011 Annual Meeting. Each Proponent is also respectfully requested to copy the undersigned on any response it may elect to make to the Staff in connection with the Proposal. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

Copy, with attachments, to Walden Asset Management, the lead filer, and each of the co-filers

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2011 Proxy Statement pursuant to Rule 14a-8

10-20-10P02:57 RCVD


Walden Asset Management

October 18, 2010

Mr. Andrew Bonzani
Corporate Secretary
International Business Machines Corp.
One New Orchard Road
Armonk, NY 10504

Dear Mr. Bonzani:

Walden Asset Management holds at least 96,000 shares of International Business Machines Corp. on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with $1.9 billion in assets under management. We are pleased to be a long-term owner of International Business Machines stock.

As a shareowner in the company we have great respect and admiration for the expanding leadership role International Business Machines plays on sustainability and corporate responsibility issues and the company's program encouraging companies that are suppliers to International Business Machines to also demonstrate leadership in sustainability.

The ripple effect through your supply chain is effective and impressive. We also appreciate the openness of IBM in holding conversations with Walden Asset Management and other investors regarding your political spending policies.

However, we and other investors have been deeply concerned about International Business Machines' role as a board member on the U.S. Chamber of Commerce and the passive role our company's representative has played in the face of the Chamber's partisan political role and its opposition to many environmental initiatives, as well as powerful lobbying against climate change legislation or regulation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member International Business Machines certainly may be perceived as supporting its policies.

Our concern has been heightened by discussions with International Business Machines' Government Affairs staff who explained the company does not wish to be active on the board on political spending or environmental issues and does not see it as the responsibility of a Board member to challenge the Chamber or other trade associations on policies or programs with which it disagrees.

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 or 800.282.8782 fax 617.227.3664

We believe this is a failure in governance. Obviously IBM's own Board serve as active, informed and engaged participants and would never countenance such a passive, unengaged approach in their role at IBM.

Thus Walden Asset Management is filing this resolution with International Business Machines seeking a review of your political spending policies and oversight. We expect other investors will join in co-filing this proposal.

We are filing the enclosed shareholder proposal with for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 and we consider Walden Asset Management as the primary filer. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of International Business Machines shares. We expect there will be a number of co-filers of this resolution.

We have been a shareholder for more than one year and will hold at least $2,000 of International Business Machines Corporation stock through the next annual meeting and verification of our ownership position is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We look forward to a meaningful dialogue with top management on this matter.

Sincerely,

Timothy Smith
Senior Vice President

Cc: Samuel J. Palmisano, Chairman and CEO
C. Black, Chair Governance Committee

Encl. Resolution Text

REVIEW POLITICAL CONTRIBUTIONS POLICY - IBM

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.


Boston Trust & Investment
Management Company

October 18, 2010

To Whom It May Concern:

Walden Asset Management, a division of Boston Trust & Investment Management Company (Boston Trust), a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, is the "beneficial owner" (as that term is used under Rule 14a-8) of **96,000** shares of **International Business Machines Corporation** (Cusip #**459200101**).

These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of form 13F.

We are writing to confirm that Walden Asset Management has beneficial ownership of at least $2,000 in market value of the voting securities of **International Business Machines Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further we attest to our intention of to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Regina Morgan at 617-726-7259 or rmorgan@bostontrust.com directly.

Sincerely,

Kenneth S. Pickering
Director of Operations



One New Orchard Road, CHQ Law Department
Mail Stop 329
Armonk, NY 10504

VIA FAX 617-227-3664

November 2, 2010

Mr. Timothy Smith
Senior Vice President
Walden Asset Management
One Beacon Street
Boston, MA 02108

Dear Mr. Smith:

I am writing to acknowledge receipt on October 20, 2010 of Walden Asset Management's submission to Mr. Andrew Bonzani, Vice President, Assistant General Counsel and Secretary of IBM, which submission included your October 18, 2010 letter, a stockholder proposal entitled "REVIEW POLITICAL CONTRIBUTIONS POLICY - IBM" and a separate letter from Mr. Kenneth S. Pickering, Director of Operations of Boston Trust & Investment Management Company ("Boston Trust") dated October 18, 2010 in which he made the following statements:

- Walden Asset Management, a division of Boston Trust & Investment Management Company.... is the "beneficial owner" (as that term is used under Rule 14a-8) of 96,000 shares of International Business Machines Corporation...";
- "These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of form 13F"; and
- "Walden Asset Management has beneficial ownership of at least $2,000 in market value of the voting securities of International Business Machines Corporation and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934."

Since your submission involves a matter relating to IBM's 2011 proxy statement, and since it does not comply with Rule 14a-8, I am formally sending you this letter under Rule 14a-8 of the federal proxy rules to ensure that you understand and timely satisfy all requirements in connection with your submission by providing me the information outlined in this letter.

Please understand first that in order to be eligible to submit a proposal for consideration at our 2011 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. In this connection, IBM checked our books and records, but did not find either Walden Asset Management or Boston Trust listed as an IBM stockholder of record. Since I could not otherwise confirm your eligibility to file the proposal under Rule 14a-8. I had our stockholder relations department

check with Computershare, our transfer agent on any potential IBM stockholdings held of record by either Walden Asset Management or Boston Trust. Computershare was also unable to locate any shares held of record in the name of Walden Asset Management or Boston Trust. In addition, Boston Trust does not appear on the Securities Position Reports (SPRs) that are issued by the Depository Trust Company (DTC) that list its participants. Hence, while Boston Trust may hold shares for you in a custodial capacity under the terms of an investment management arrangement and file Forms 13F with the SEC in its capacity as an institutional investment manager, this does not satisfy the eligibility requirements relating to proof of your stockholdings under Rule 14a-8. Therefore, to facilitate compliance with Rule 14a-8 and to confirm your organization's eligibility to file a stockholder proposal with IBM thereunder, I am now formally requesting from you proof of your IBM stockholdings as required under the SEC's rules and regulations and as fully described for your reference in this letter.

If you are an IBM stockholder of record under another account which we have somehow missed, we apologize for not locating you in our own books and records. If this is the case, I need for you to advise me precisely how your IBM shares are listed on our records. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the 2011 meeting of shareholders.

The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Please note that you may cure the procedural defects in your submission by providing all of the required information I have requested in this letter directly to me at the address set forth above within 14 calendar days of the date you receive this request, and that IBM reserves the right to omit the proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel


Boston Trust & Investment
Management Company

11-05-10 P12:05 IN

November 4, 2010

Mr. Stuart S. Moskowitz
Senior Counsel
International Business Machines, Inc.
One New Orchard Road
CHQ Law Department, Mail Stop 329
Armonk, NY 10504

Dear Mr. Moskowitz:

This letter is in response to your correspondence dated November 2, 2010 and received by us on November 3, 2010, seeking additional evidence that Walden Asset Management (Walden), a division of Boston Trust & Investment Management Company (Boston Trust), meets eligibility requirements necessary to file a shareholder proposal.

Rule 14a-8 requires that a proponent be either a "record or beneficial owner" of voting securities of the registrant in order to be eligible to submit a shareholder proposal. Walden is the "beneficial owner" of more than 96,000 shares of International Business Machines (IBM) as the term "beneficial owner" is used in Rule 14a-8. As a state chartered bank with the Commonwealth of Massachusetts, Boston Trust holds these shares of IBM as custodian for various client investment management accounts. Boston Trust utilizes Bank of New York Mellon as our sub-custodian for DTCC eligible securities wherein the record ownership is in the nominee registration of Cede & Co. Boston Trust is a state chartered bank and trust company and as such is the custodian.

As we are "beneficial owners" of the IBM shares as that term is used in Rule 14a-8 and as Boston Trust is custodian, and as Bank of New York Mellon is sub-custodian, we are enclosing 5 statements from Bank of New York Mellon evidencing our shares as held in Cede & Co.

These statements attest to our ownership of at least $2,000 in market value for the last year.

Per our earlier letter, it is our intent to continue to hold at least $2,000 in market value and in the coming year.

I trust this clears up any lingering ambiguity on the issue of documentation of Walden's eligibility to file the Review Political Spending Proposal. Should you

One Beacon Street Boston, Massachusetts 02108 617 726 7250 fax 617 227 2690

continue to have concerns, please contact me at kpickering@bostontrust.com or (617) 726-7295.

Thank you in advance for your prompt attention to this matter.

Sincerely,

Kenneth S. Pickering
Director of Operations

Enclosures: Bank of New York Mellon statements as of: 10/31/09
12/31/09
03/31/10
07/31/10
10/31/10

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2011 Proxy Statement pursuant to Rule 14a-8

Daniel Altschuler

FISMA & OMB Memorandum M-07-16

11-01-10P12:10 RCVD

October 28, 2010

Mr. Andrew Bonzani
Corporate Secretary
International Business Machines Corporation
One New Orchard Road
Armonk, NY 10504

Dear Mr. Bonzani:

I own 150 shares of International Business Machines Corporation stock. I believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among my top social objectives is the assurance that companies are doing all that they can to be responsible corporate citizens and well-governed companies related to political contributions.

Therefore, I am submitting the enclosed shareholder proposal as a co-sponsor with Walden Asset Management for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of IBM shares.

I have been a shareholder for more than one year and will provide verification of ownership position. I will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

I consider Walden Asset Management as the "primary filer" of this resolution, and myself a co-filer. Please copy correspondence both to me and to Timothy Smith at Walden. I look forward to your response.

Sincerely,

Daniel Altschuler

Cc: Timothy Smith – Walden Asset Management (tsmith@bostontrust.com)

REVIEW POLITICAL CONTRIBUTIONS POLICY - IBM

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.


Boston Trust & Investment
Management Company

October 28, 2010

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Daniel Altschuler** through its Walden Asset Management division.

We are writing to verify that **Daniel Altschuler** currently owns **150** shares of **International Business Machines** (Cusip #**459200101**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Daniel Altschuler** has beneficial ownership of at least $2,000 in market value of the voting securities of **International Business Machines** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Regina Morgan at 617-726-7259 or rmorgan@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management



Benedictine Sisters

285 Oblate Dr.
San Antonio, TX 78216

210-348-6704 phone
210-348-6745 fax
Charitable Trust

November 2, 2010

Andrew Bonzani
Vice President, Assistant General Counsel and Secretary
International Business Machines (IBM)
New Orchard Road
Armonk, NY 10504

11-03-10 P01:46 IN

Dear Mr. Bonzani:

I am writing you on behalf of the Benedictine Sisters Charitable Trust in support the stockholder resolution on Review Political Contributions Policy. In brief, the proposal states that shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include: review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions; risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions and management and board oversight processes for all political spending, direct or indirect.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Walden Asset Management for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are owners of $2,000 worth of the shares of International Business Machines Corp. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Marcela Pinilla of Walden Asset Management (Boston Trust & Investment Management Company) at mpinilla@bostontrust.com or at 617-726-7125.

Respectfully yours,

Sr. Susan Mika OSB

Sr. Susan Mika, OSB
Corporate Responsibility Program

Enclosure: 2011 Shareholder Resolution

Review Political Contributions Policy
2011 – International Business Machines Corp. (IBM)

WHEREAS: Political spending by companies is increasingly controversial, heightened by the recent Citizens United Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit.
Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

RESOLVED: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

* Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
* Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
* Management and board oversight processes for all political spending, direct or indirect.

[illegible]
Fidelity Brokerage
Services LLC

[illegible] Loop 1604 [illegible], Suite [illegible]
San Antonio, TX 78232



11-15-10P04:07 RCVD

November 11, 2010
Mr. Andrew Bonzani
Vice President, assistant General Counsel and Secretary
International Business Machines
New Orchard Road
Armonk, NY 10504

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

Dear Mr. Bonzani,

This letter shall serve as verification that the Congregation of Benedictine Sisters of Boerne, Texas own at least $2000.00 worth of International Business Machines (IBM) common stock. The shares are held in the account of the Congregation of Benedictine Sisters at Fidelity Investments. The shares have been in the account for at least one year.

Sincerely,

Ben Pruett

Ben Pruett
Vice-President, Senior Account Executive

Fidelity Brokerage Services LLC. Member NYSE, SIPC

CC: Sr. Susan Mika, OSB



11-05-10 P12:00 IN

BOSTON COMMON
ASSET MANAGEMENT, LLC

November 4, 2010

Mr. Andrew Bonzani
Corporate Secretary
International Business Machines Corp.
One New Orchard Road
Armonk, NY 10504

Dear Mr. Bonzani,

Boston Common Asset Management, LLC is a sustainable and responsible investor that integrates environmental, social, and governance factors into its investment process. As you know, Boston Common Asset Management is a strong supporter of maintaining and advancing shareholder rights.

As a long term shareowner of IBM, Boston Common Asset Management, together with its clients representing 32,752 shares of IBM, initiated dialogue with the company in 2007 on a key board accountability issue—implementation of an annual referendum process for shareowners about senior executive compensation. Legislation has moved in that direction to preserve shareholder rights as expected. However, the recent *Citizens United* Supreme Court decision, allowing companies to make independent expenditures in favor of or in opposition to a candidate's election campaign, has raised new concerns over corporate political spending.

To date, more than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit.

Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions. IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities.

Therefore, Boston Common Asset Management on behalf of its clients is filing this proposal with International Business Machines seeking a review of our company's political spending policies and oversight. The enclosed proposal is being filed for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the Federal Rules and Regulations of the Securities Exchange Act of 1934. We recognize Walden Asset Management as the primary filer of this proposal. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of IBM shares. Proof of share ownership can be provided upon request. We have been a shareholder for more than one year and will hold at least

$2,000 of International Business Machines Corporation stock through the next annual meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please copy Dawn Wolfe on all correspondence related to this matter (coordinates below). We look forward to a meaningful dialogue with top management on this critical issue.

Sincerely,

Dawn Wolfe

Dawn Wolfe

Associate Director of ESG Research
Boston Common Asset Management
84 State Street, Suite 940
Boston, MA 02109
dwolfe@bostoncommonasset.com
main: 617-720-5557
direct: 617-960-3915

Copy:
Samuel J. Palmisano, Chairman and CEO
C.Black, Chair Governance Committee

Timothy Smith, Walden Asset Management

REVIEW POLITICAL CONTRIBUTIONS POLICY – IBM

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.



Wealth Manager Services
Crown Colony Office Park
1200 Crown Colony Drive
Quincy, MA 02169

11/10/2010

Mr. Andrew Bonzani
Corporate Secretary
International Business Machines Corp.
One New Orchard Road
Armonk, NY 10504

Dear Mr. Bonzani:

State Street is the custodian and record holder for Boston Common Asset Management.

We are writing to affirm that **Boston Common Asset Management** currently owns **11,149** shares of **IBM** common stock, **Omnibus Account: BOSTONCOMMON**. Boston Common Asset Management has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of IBM and such beneficial ownership has existed for one or more years as of the filing date in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,

Lesley Lendh
Senior Associate
State Street WMS


Calvert
INVESTMENTS

4550 Montgomery Avenue Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 1, 2010

11-04-10 A10:55 IR

Mr. Andrew Bonzani
Corporate Secretary
International Business Machines Corp.
One New Orchard Road
Armonk, NY 10504

Dear Mr. Bonzani:

Calvert Asset Management Company, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 51 mutual funds sponsored by Calvert Group, Ltd., including 24 funds that apply sustainability criteria. Calvert currently has over $14 billion in assets under management.

The Calvert Social Index Fund, the Calvert Large Cap Growth Fund, the Calvert Large Cap Value Fund and the Calvert VP S&P 500 Index Portfolio ("the Funds") are each a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation available upon request). Furthermore, each Fund has held these securities continuously for at least one year, and it is Calvert's intention that each Fund continue to own shares in the Company through the date of the 2011 annual meeting of shareholders.

We write today to encourage you to take steps to increase corporate accountability related to political spending policies and oversight practices.

We are notifying you, in a timely manner, that Calvert, on behalf of the Funds, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We are filing the enclosed shareholder proposal for inclusion in the 2011 proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

We understand that Tim Smith on behalf of Walden Asset Management is submitting an identical proposal. Calvert recognizes Walden Asset Management as the lead filer and intends to act as a co-sponsor of the resolution. Calvert would like to receive copies of all correspondence sent to Mr. Smith as it relates to the proposal.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Stu Dalheim, at 301-961-4762, or contact him via email at stu.dalheim@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke, Esq.
Assistant Vice President and Deputy General Counsel

Cc: Bennett Freeman, Senior Vice President for Sustainability Research and Policy, Calvert Asset Management Company, Inc.

Stu Dalheim, Director Shareholder Advocacy, Calvert Asset Management Company, Inc.

Enclosures: Resolution Text

REVIEW POLITICAL CONTRIBUTIONS POLICY – IBM

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.


CATHOLIC HEALTH EAST

Treasury MS 222
Catholic Health East
3805 West Chester Pike, Ste. 100
Newtown Square, PA 19073-2329
kcoll@che.org
610-355-2035 fax 610-355-2050

October 25, 2010

10-27-10P01:03 RCVD

Mr. Andrew Bonzani
Corporate Secretary
International Business Machines Corp.
One New Orchard Road
Armonk, NY 10504

RE: Shareholder Proposal for 2011 Annual Meeting

Dear Mr. Bonzani:

Catholic Health East, one of the largest Catholic health care systems in the U.S. is a long-term, faith-based shareowner of International Business Machines. Catholic Health East seeks to reflect its Mission and Core Values while looking for social, environmental as well as financial accountability in its investments.

We are concerned about International Business Machines' role as a board member on the U.S. Chamber of Commerce and the passive role our company's representative has played in the face of the Chamber's partisan political role and its opposition to many environmental initiatives, as well as powerful lobby against climate change legislation or regulation. Therefore, Catholic Health East is co-filing the *Review Political Contributions Policy resolution* with the primary filer, Boston Common Asset Management represented.

Catholic Health East is beneficial owner of International Business Machines common stock with a market value of at least $2,000 which we have held continuously for at least one year. We will continue to hold the shares at least through the company's annual meeting. The verification letter of our holdings from our custodian, BNY Mellon will follow under separate cover.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East remains open for dialogue regarding this resolution. Thank you for your attention to this matter.

Sincerely,

S. Kathleen Coll, SSJ

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

Enclosure Resolution

cc: Timothy Smith, Walden Asset Management
Interfaith Center on Corporate Responsibility

REVIEW POLITICAL CONTRIBUTIONS POLICY – IBM

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.



THE BANK OF NEW YORK MELLON

October 25, 2010 10-27-10P01:03 RCVD

Sister Kathleen Coll, SSJ
Catholic Health East
3805 West Chester Pike
Newtown Square, PA 19075

To Whom It May Concern:

Please be advised that The Bank of New York Mellon (Depository Trust Company
*** FISMA & OMB Memorandum M-07-16 *** holds 62,465 shares of **INTERNATIONAL BUSINESS MACHINE**
(cusip 459200101) for our client and beneficial owner, Catholic Health East.

Of the 62,465 shares currently held in our custody, 11,465 shares have been continuously held for over one year by our client:

Catholic Health East
3805 West Chester Pike
Newtown Square, PA 19075

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jamie E. Nicholson

Jamie E. Nicholson
Senior Specialist, BNY Mellon Asset Servicing

Phone: (412) 234-0983
Email: jamie.nicholson@bnymellon.com



November 4, 2010

Mr. Samuel J. Palmisano
International Business Machines Corp.
New Orchard Road
Mail Drop 301
Armonk, NY 10504

Re: **Shareholder Proposal** for 2011 Annual Meeting

Dear Mr. Palmisano:

Catholic Healthcare West (CHW) is a health care delivery system serving communities in the western United States. As a religiously sponsored organization, CHW seeks to reflect its values, principles and mission in its investment decisions.

Catholic Healthcare West has held the required number of shares for at least a year and we intend to maintain ownership through the date of the annual meeting. Verification of ownership will be provided upon request.

We present the attached resolution for inclusion in the proxy statement for action at the annual meeting in 2011 in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that Catholic Healthcare West be listed as a sponsor of this resolution in the company proxy statement. There will be a representative present at the annual meeting to present this resolution as required by SEC rules. We are filing this resolution along with other concerned investors. Timothy Smith, Walden Asset Management, will serve as the primary contact.

We would welcome dialogue with representatives of our company, which might lead to withdrawal of the resolution prior to the 2011 annual meeting.

Sincerely,

Susan Vickers, RSM

Susan Vickers, RSM
VP Community Health

Encl.

Cc: Timothy Smith, Walden Asset Management
Julie Wokaty, ICCR

185 Berry Street, Suite 300
San Francisco, CA 94107
415.438.5500 *telephone*
415.438.5724 *fax*

chwHEALTH.org

Political Contributions - Global Warming
2011 – International Business Machines Corp. (IBM)

WHEREAS: Political spending by companies is increasingly controversial, heightened by the recent Citizens United Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit.
Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

RESOLVED: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

* Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
* Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
* Management and board oversight processes for all political spending, direct or indirect.





Congregation of Benedictine Sisters of Perpetual Adoration

BENEDICTINE MONASTERY • 31970 State Hwy. P • Clyde, MO 64432-8100
(660) 944-2221 Fax (660) 944-2133

November 2, 2010

Andrew Bonzani
Vice President, Assistant General Counsel and Secretary
International Business Machines (IBM)
New Orchard Road
Armonk, NY 10504

11-08-10 P01:45 IN

Dear Mr. Bonzani:

I am writing you on behalf of the Congregation of Benedictine Sisters of Perpetual Adoration in support the stockholder resolution on Review Political Contributions Policy. In brief, the proposal states that shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include: review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions; risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions and management and board oversight processes for all political spending, direct or indirect.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Walden Asset Management for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2,000 worth of the shares of International Business Machines Corp. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Marcela Pinilla of Walden Asset Management (Boston Trust & Investment Management Company) at mpinilla@bostontrust.com or at 617-726-7125.

Respectfully yours,

S. Valerie Stark, OSB

Sr. Valerie Stark, OSB
Treasurer

Enclosure: 2011 Shareholder Resolution

Review Political Contributions Policy
2011 – International Business Machines Corp. (IBM)

WHEREAS: Political spending by companies is increasingly controversial, heightened by the recent Citizens United Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit.
Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

RESOLVED: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

* Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
* Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
* Management and board oversight processes for all political spending, direct or indirect.


CREATIVE
PLANNING,
INC.

November 19, 2010

11-29-10P06:31 RCVD

Office of the Secretary
IBM Corporation
New Orchard Road – Mail Drop 301
Armonk, NY

RE: **Benedictine Convent of Perpetual Adoration Stock Position Confirmation**

To Whom It May Concern,

The Benedictine Convent of Perpetual Adoration Retirement and General Funds currently hold 815 shares of IBM common stock, valued at $118,215 as of November 19, 2010. They have held all of these shares since November 19, 2009. Please see the attached statements confirming this information.

Thank you,

Peter Mallouk, J.D., MBA, CFP
Owner/Principal

Thinking Beyond...

3400 College Boulevard, Suite 100 • Leawood, KS 66211
913-338-2727 • Fax 913-338-4507
Website: www.thinkingbeyond.com E-mail: cp@thinkingbeyond.com


CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO TEXAS

November 5, 2010

11-05-10 P01:45 IN

Andrew Bonzani
Vice President, Assistant General Counsel and Secretary
International Business Machines (IBM)
New Orchard Road
Armonk, NY 10504

Dear Mr. Bonzani:

I am writing you on behalf of the Congregation of Divine Providence (CDP,INC) in support the stockholder resolution on Political Contributions – Global Warming. In brief, the proposal states that shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include: review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions; risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions and management and board oversight processes for all political spending, direct or indirect.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Walden Asset Management for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 300+ shares of International Business Machines Corp. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Marcela Pinilla of Walden Asset Management (Boston Trust & Investment Management Company) at mpinilla@bostontrust.com or at 617-726-7125.

Respectfully yours,

S. Madonna Sangalli

Sr. Madonna Sangalli, CDP
Treasurer
Congregation of Divine Providence

Enclosure: 2011 Shareholder Resolution

Review Political Contributions Policy
2011 – International Business Machines Corp. (IBM)

WHEREAS: Political spending by companies is increasingly controversial, heightened by the recent Citizens United Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit.
Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

RESOLVED: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

* Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
* Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
* Management and board oversight processes for all political spending, direct or indirect.



11-01-10P12:03 RCVD

October 26, 2010

Andrew Bonzani
Vice President, Assistant General Counsel and Secretary
International Business Machines
1 New Orchard Road
Armonk, New York 10504-1722

Dear Mr. Bonzani,

I write on behalf of the Congregation of Sisters of St. Agnes (CSA) to address the issue of political contributions.

The enclosed shareholder proposal is submitted for inclusion in the proxy statement for the 2011 Annual Meeting of Shareholders, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). The verification letter of stock ownership will come in a separate mailing.

CSA has held these securities for more than one year at the time of the filing of this shareholder proposal and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Boston Trust and Investment Management Company is the primary filer for this proposal. I would appreciate receiving all mailing sent to them. A representative of the filers will attend the stockholder's meeting to move the resolution as required.

We look forward to hearing from you.

Sincerely,

Sr. Stella Storch, OP

Sister Stella Storch, OP
CSA Justice Coordinator

Encl: Resolution text
Cc: Marcela Pinilla, Boston Trust and Investment Management Company

Justice, Peace and Ecology
320 County Road K, Fond du Lac, WI 54935
920.907.2315 • Fax 920.921.8177
email: sstorch@csasisters.org • web: www.csasisters.org


CSA
Congregation of Sisters of St. Agnes
Promoting Justice, Building Community


11-03-10 P01:43 IN

October 27, 2010

Andrew Bonzani
Vice President. Assistant General Counsel and Secretary
International Business Machines
1 New Orchard Road
Armonk, New York 10504-1722

Dear Mr. Bonzani,

In my letter of October 26, 2010, I misstated that I was co-filing with Boston Trust and Investment Management Company. It should have been Walden Asset Management. I apologize for this error.

Enclosed please find the stock ownership verification letter which I said I would send. Congregation of Sisters of St. Agnes intends to maintain ownership of the required number of shares through the date of the next annual shareholders' meeting. We have owned the shares for over one year.

Sincerely,

Stella Storch, OP

Stella Storch. OP
CSA Justice Coordinator

Justice, Peace and Ecology
320 County Road K, Fond du Lac, WI 54935
920.907.2315 • Fax 920.921.8177
email: sstorch@csasisters.org • web: www.csasisters.org

Political Contributions - Global Warming
2011 – International Business Machines Corp. (IBM)

WHEREAS: Political spending by companies is increasingly controversial, heightened by the recent Citizens United Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit.
Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

RESOLVED: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

* Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
* Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
* Management and board oversight processes for all political spending, direct or indirect.



KeyBank National Association
Mailcode: OH-01-27-1401
Institutional Custody Services
127 Public Square
Cleveland, OH 44114-1306

October 27, 2010

Sister Hertha Longo
Congregation of Sisters of St. Agnes
Finance Office
320 County Road K
Fond du Lac, WI 54935

Dear Sister Hertha:

KeyBank National Association is the record holder of securities for the benefit of the Congregation of Sisters of Saint Agnes. As such, we confirm that the Congregation of Sisters of St. Agnes holds 24 shares, and thus, the necessary $2,000.00 worth of International Business Machines Corp. (IBM) stock required for filing a shareholder resolution. We confirm, as well, that the Congregation of Sisters of Saint Agnes has continuously held the same for more than the required 12 months.

Please contact me if you require any additional information regarding the holding of the above security.

Sincerely,

Barbara B. McKee

Barbara B. McKee
Sr. Client Administrator
Victory Capital Management
Client Management and Consulting Group
127 Public Square, 14th Floor
Cleveland, OH 44114



The Way You Invest Matters℠

October 29, 2010

Mr. Andrew Bonzani
Corporate Secretary
International Business Machines Corp.
New Orchard Road
Mail Drop 301
Armonk, NY 10504

11-02-10 A11:44 IN

Via Federal Express

Re: Shareholder Proposal

Dear Mr. Bonzani:

I am writing on behalf of Domini Social Investments LLC, the manager of the Domini Social Equity Fund ("the Fund"). The Fund is a long-term shareholder in IBM, and currently holds more than 160,000 shares, making IBM one of the Fund's top ten holdings. Domini is a mutual fund manager based in New York, focusing exclusively on socially responsible investing.

We are writing today to express our concerns about the apparent contradictions between IBM's exemplary environmental policies and practices, and the policy objectives of the U.S. Chamber of Commerce ("the Chamber"). As a board member of the Chamber, we believe that IBM has an obligation to exercise oversight of Chamber policies and initiatives. In fact, the Chamber itself claims that this is the role of its directors.

We thank IBM for making its government affairs staff available for a recent conference call with investors about these issues. The call was candid and, we believe, constructive. As much as we appreciate IBM's openness, however, the investors were left with a clear impression that IBM was taking a very passive role as a member of the Chamber board of directors.

IBM's seat on the Chamber board raises several concerns, including the following primary concerns:

- Some of the Chamber's highest profile policy initiatives appear to contradict IBM policies, practices and best interests. This presents both reputational risks and operational risks to IBM should the Chamber succeed in achieving these objectives.
- The Chamber has taken a very partisan role in the current midterm elections, pledging to spend $75 million to unseat Democrats. The Chamber's spending has been almost

532 Broadway, 9th Floor | New York, NY 10012-3939 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor



entirely in favor of Republican or Tea Party candidates. We question why a major brand such as IBM would wish to be associated with a partisan political battle.

We strongly encourage IBM to take a more proactive role as a Chamber board member, and in particular, we call on IBM to challenge the Chamber's dangerous position on climate change. If IBM cannot convince the Chamber to take a more moderate stance, we would recommend that IBM follow the path of other corporate leaders such as Nike that chose to step down from the board, or Apple, PG&E and Exelon that renounced their memberships. Until that time, we must assume that the Chamber's positions are IBM's positions.

We have therefore decided to join Walden Asset Management in filing the attached shareholder proposal seeking a review of your political spending policies and oversight. We are filing the enclosed shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We have held more than $2,000 worth of IBM shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of IBM shares from our portfolio's custodian is forthcoming under separate cover.

You have received an identical proposal Tim Smith at Walden Asset Management, the lead filer of this proposal. Please consider Mr. Smith to the lead filer, but copy me on all communications. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to continue our discussions about these critical matters at your earliest convenience. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,

Adam Kanzer
General Counsel

Encl.

cc:

Samuel J. Palmisano, Chairman and CEO
C. Black, Chair, Governance Committee

REVIEW POLITICAL CONTRIBUTIONS POLICY – IBM



Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.

11-23-10 A10:53 IN



November 2010

333 Seventh Avenue, 14th Floor, New York, NY 10001
Phone: 212.889.3034 | Fax: 212.889.3039
www.hazenfoundation.org | hazen@hazenfoundation.org

EDWARD W. HAZEN FOUNDATION

Mr. Andrew Bonzani
Corporate Secretary
International Business Machines Corporation
One New Orchard Road
Armonk, NY 10504

Dear Mr. Bonzani:

The Edward W. Hazen Foundation owns 200 shares of International Business Machines stock. The Edward W. Hazen Foundation is a private, independent foundation that seeks to assist young people, particularly minorities and those disadvantaged by poverty, to achieve their full potential as individuals and as active participants in a democratic society.

Therefore we are co-filing the enclosed shareholder resolution, with Walden Asset Management as the primary filer, for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of International Business Machines shares.

We have been a shareholder for more than one year and will provide verification of ownership position upon request. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please send copies of any correspondence to us and Timothy Smith (tsmith@bostontrust.com) of Walden Asset Management our investment manager.

Sincerely,

Michael Lent / RR

Michael Lent
Treasurer

Cc: Timothy Smith, Walden Asset Management

REVIEW POLITICAL CONTRIBUTIONS POLICY IBM

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speak publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions
- Management and board oversight processes for all political spending, direct or indirect.

Funding Exchange

"Change, Not Charity"

666 Broadway, Suite #500
New York, NY 10012
212.529.5300
Fax: 212.982.9272
E-mail: fexexc@aol.com
http://www.fex.org

October 29, 2010

Mr. Andrew Bonzani
Corporate Secretary
International Business Machines Corporation
One New Orchard Road
Armonk, NY 10504

Dear Mr. Bonzani:

The Funding Exchange holds 700 shares of International Business Machines Corporation stock. The Funding Exchange is a network of regionally-based community foundations that currently makes grants each year for projects related to social and economic justice. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Funding Exchange is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and will hold at least $2,000 of IBM stock through the next annual meeting and verification of our ownership position is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We look forward to hearing from you. We would appreciate it if you would please copy us and Walden Asset Management on all correspondence related to this matter. Timothy Smith at Walden Asset Management is serving as the primary contact for us and can be reached by phone at (617) 726-7155, by fax at (617) 227-2670.

Thank you.

Sincerely,

Ron Hanft
Associate Director

REVIEW POLITICAL CONTRIBUTIONS POLICY - IBM

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.


Boston Trust & Investment
Management Company

October 29, 2010

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Funding Exchange** through its Walden Asset Management division.

We are writing to verify that **Funding Exchange** currently owns **700** shares of **International Business Machines** (Cusip **#459200101**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Funding Exchange** has beneficial ownership of at least $2,000 in market value of the voting securities of **International Business Machines** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Regina Morgan at 617-726-7259 or rmorgan@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management


GREEN
CENTURY
FUNDS

10-27-10A09:06 RCVD

October 21, 2010

Mr. Andrew Bonzani
Corporate Secretary
International Business Machines Corp.
One New Orchard Road
Armonk, NY 10504

Dear Mr. Bonzani:

The Green Century Balanced Fund is filing the enclosed shareholder resolution, for inclusion in International Business Machines' (IBM) proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

As an environmentally-focused mutual fund, we are pleased to be a long-term owner of IBM and support the expanding leadership role our company plays on sustainability and corporate responsibility issues. Furthermore, we appreciate the openness of IBM in holding conversations with Green Century and other investors regarding your political spending policies.

However, we and other investors have been deeply concerned about IBM's membership on the Board of Directors of the U.S. Chamber of Commerce and the passive role our company's Board representative has played in the face of the Chamber's partisan political position and its opposition to many environmental initiatives, as well as powerful lobbying against climate change legislation and regulation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber Board member IBM certainly may be perceived as supporting its policies.

Our concern has been heightened by discussions with IBM's Government Affairs staff who explained the company does not wish to be active on the Board on political spending or environmental issues and does not see it as the responsibility of a Board member to challenge the Chamber or other trade associations on policies or programs with which it disagrees.

We believe this is a failure in governance. Obviously IBM's own Board members serve as active, informed and engaged participants and would never countenance such a passive, unengaged approach in their role at IBM.


GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

Thus the Green Century Balanced Fund is co-filing the resolution submitted by Walden Asset Management with IBM seeking a review of your political spending policies and oversight. The Green Century Balanced Fund is the beneficial owner of at least $2,000 worth of IBM stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership is attached. We ask that the proxy statement indicate that Walden Asset Management is the lead filer of this resolution.

We look forward to a meaningful dialogue with top management on this matter.

Sincerely,

Kristina Curtis

Kristina Curtis
President
Green Century Balanced Fund

Encl. Resolution Text

Cc: Tim Smith, Walden Asset Management

REVIEW POLITICAL CONTRIBUTIONS POLICY – IBM

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010. indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.


STATE STREET

[illegible] Huntington Ave
Four Copley Place
Boston, MA 02116

October 21, 2010

Ms. Kristina Curtis
President
Green Century Funds
114 State Street, Suite 200
Boston MA 02109

Dear Ms. Curtis:

This letter is to confirm that as of October 21, 2010, State Street Bank, in its capacity as custodian, held 8,894 shares of International Business Machines Common Stock on behalf of the Green Century Balanced Fund. These shares are held in the Banks position at the Depository Trust Company registered to the nominee name of Cede & Co.

Further, this is to confirm that the position in International Business Machines Common Stock held by the bank on behalf of Green Century Balanced Fund has been held continuously for a period of more than one year, including the period commencing prior to October 21 2009 and through October 21, 2010. During that year prior to and including October 21, 2010 the holdings continuously exceeded $2,000 in market value

If you have any further questions or need additional information, please contact me at (617) 662-4959.

Sincerely,

Lisa Spang
Senior Associate

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province



November 1, 2010

11-04-10 A11:24 IN

11-04

Andrew Bonzani
Vice President, Assistant General Counsel and Secretary
International Business Machines (IBM)
New Orchard Road
Armonk, NY 10504

Dear Mr. Bonzani:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 65 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses -- whose combined assets exceed $100 billion. We are the beneficial owners of 1,804 shares International Business Machines. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

Missionary Oblates of Mary Immaculate support the stockholder resolution on Political Contributions – Global Warming.

It is with this in mind that I write to inform you of our intention to co-file the enclosed stockholder resolution with Walden Asset Management for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The contact person for this resolution is: Marcela Pinilla of Walden Asset Management (Boston Trust & Investment Management Company) at mpinilla@bostontrust.com or at 617-726-7125.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

Political Contributions - Global Warming

2011 – International Business Machines Corp. (IBM)

WHEREAS: Political spending by companies is increasingly controversial, heightened by the recent Citizens United Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit.

Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

RESOLVED: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.

M&T Investment Group

M&T Bank, MD1-MP33, 1800 Washington Blvd, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLL FREE 866 848 0383 FAX 410 545 2762

November 1, 2010

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 1,804 shares of IBM and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

S Bernadette Greaver
Assistant Vice President
Custody Administration
M & T Bank



11-03-10 A10:53 IN

Mount St. Scholastica

Benedictine Sisters

November 2, 2010

Andrew Bonzani
Vice President, Assistant General Counsel and Secretary
International Business Machines (IBM)
New Orchard Road
Armonk, NY 10504

Dear Mr. Bonzani:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica in support the stockholder resolution on Review Political Contributions Policy. In brief, the proposal states that shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include: review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions; risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions and management and board oversight processes for all political spending, direct or indirect.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Walden Asset Management for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 525 shares of International Business Machines Corp. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Marcela Pinilla of Walden Asset Management (Boston Trust & Investment Management Company) at mpinilla@bostontrust.com or at 617-726-7125.

Respectfully yours,

Rose Marie Stallbaumer, OSB

Rose Marie Stallbaumer, Treasurer

Enclosure: 2011 Shareholder Resolution

Review Political Contributions Policy
2011 – International Business Machines Corp. (IBM)

WHEREAS: Political spending by companies is increasingly controversial, heightened by the recent Citizens United Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit.
Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

RESOLVED: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

* Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
* Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
* Management and board oversight processes for all political spending, direct or indirect.

Merrill Lynch

[illegible]

Global Wealth Management
[illegible]
[illegible]

[illegible]
[illegible]

November 2, 2010

Andrew Bonzani
Vice President, Assistant General Counsel and Secretary
International Business Machines
New Orchard Road
Armonk, NY 10504

RE: Mt St Scholastica *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Bonzani,

This letter shall serve as verification of ownership of 525 shares of International Business Machines common stock by the Benedictine Sisters of Mount St. Scholastica, Inc. Shares are currently held in street name with Merrill Lynch Pierce, Fenner & Smith Inc. Ownership of stated shares by Mount St. Scholastica, Inc. has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due the Benedictine Sisters of Mount St. Scholastica as prescribed by their length of ownership of International Business Machines common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Geringer, Laub & Associates

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.



North American Passionist
Justice, Peace and Integrity of Creation Office

The Passionists 134 Vernon Avenue, Brooklyn, NY 11206
tel: (347) 267-8658 email: jdgonzocpp@yahoo.com web: passionist.org/jpic

November 3, 2010

11-04-10 A11:25 IN

Mr. Andrew Bonzani
Corporate Secretary
International Business Machines Corp.
One New Orchard Road
Armonk, NY 10504

Dear Mr. Bonzani:

The Congregation of the Passion is a member of the Interfaith Center on Corporate Responsibility (ICCR) and we are a religious community that believes in being a socially responsible investor. When the *Citizens United* Supreme Court decision was made we were very much concerned at the effect that this decision would have with the influence of corporate interest over the democratic process. At a recent ICCR meeting we learned that the U.S. Chamber of Commerce was going to play a very strong role in its influence of the 2010 election. The U.S. Chamber of Commerce opposes many environmental regulations and they are a powerful lobby against climate change legislation or regulation.

We have been very supportive of IBM's positive role especially within its industry to promote an industry wide code of conduct. IBM has been a leader in developing a responsible global sector that addresses the social and ecological impact of its global market. However we share in the concern that has been expressed to you with Walden Asset Management regarding the passive position that IBM will have as a board member of the U.S. Chamber of Commerce. In light of this and our concerns with corporate political influence we are co-filing with Walden Asset Management, this resolution to review IBM's political contributions policy.

The Congregation of the Passion of the Holy Cross Province is the beneficial owner of ninety two (92) shares of IBM that we have held since 2004 and which we intend to hold at least until after the next annual meeting. You will find the verification of ownership accompanying this letter.

I am hereby authorized to notify you of our intention to file the attached proposal asking our Board of Directors to review its political contributions policy. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Walden Assets Management is the primary filers of this resolution and while we would welcome your response we ask that you direct it to their representative Mr. Tim Smith. We look forward to a meaningful dialogue with IBM in addressing this critical issue.

Sincerely,

John Gonzalez,
Director of Passionist JPIC Ministries

REVIEW POLITICAL CONTRIBUTIONS POLICY – IBM

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.

11-08-10 P01:45 IN

Providence Trust

515 SW 24th Street San Antonio, TX 78207-4619

November 5, 2010

Andrew Bonzani
Vice President, Assistant General Counsel and Secretary
International Business Machines (IBM)
New Orchard Road
Armonk, NY 10504

Dear Mr. Bonzani:

I am writing you on behalf of PROVIDENCE TRUST in support the stockholder resolution on Political Contributions – Global Warming. In brief, the proposal states that shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include: review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions; risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions and management and board oversight processes for all political spending, direct or indirect.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Walden Asset Management for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1500+ shares of International Business Machines Corp. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Marcela Pinilla of Walden Asset Management (Boston Trust & Investment Management Company) at mpinilla@bostontrust.com or at 617-726-7125.

Respectfully yours,

Sister Ramona Bezner, CDP
Trustee/Administrator
Providence Trust

Enclosure: 2011 Shareholder Resolution

Review Political Contributions Policy
2011 – International Business Machines Corp. (IBM)

WHEREAS: Political spending by companies is increasingly controversial, heightened by the recent Citizens United Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit.
Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

RESOLVED: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

* Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
* Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
* Management and board oversight processes for all political spending, direct or indirect.



Office Of The Treasurer

Sisters of the Holy Spirit
and Mary Immaculate

11-03-10 PC 1:46 IN

November 3, 2010

Andrew Bonzani
Vice President, Assistant General Counsel and Secretary
International Business Machines (IBM)
New Orchard Road
Armonk, NY 10504

Dear Mr. Bonzani:

I am writing you on behalf of the Sisters of the Holy Spirit and Mary Immaculate in support the stockholder resolution on Review Political Contributions Policy. In brief, the proposal states that shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include: review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions; risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions and management and board oversight processes for all political spending, direct or indirect.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Walden Asset Management for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2,000 worth of the shares of International Business Machines Corp. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Marcela Pinilla of Walden Asset Management (Boston Trust & Investment Management Company) at mpinilla@bostontrust.com or at 617-726-7125.

Sincerely,

S. Gabriella Lohan

Sr. Gabriella Lohan
General Treasurer

Enclosure: 2011 Shareholder Resolution

Holy Spirit Convent
301 Yucca Street • San Antonio, Texas 78203-2399 • 210-533-5149 • Fax 210-533-3434 • e-mail: Gabriella@shsp.org

Review Political Contributions Policy
2011 – International Business Machines Corp. (IBM)

WHEREAS: Political spending by companies is increasingly controversial, heightened by the recent Citizens United Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit.
Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

RESOLVED: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

* Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
* Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
* Management and board oversight processes for all political spending, direct or indirect.



Senior Vice President

100 West Houston Street
Post Office Box 1600
San Antonio, Texas 78296-1600

(210) 220-4438
FAX (210) 220-5809

November 4, 2010

Andrew Bonzani
Vice President, Assistant General Counsel and Secretary
International Business Machines (IBM)
New Orchard Road
Armonk NY 10504

RE: ***FISMA & OMB Memorandum M-07-16*** Holy Spirit Trust

Dear Mr. Bonzani:

I have been instructed by Sister Gabriella Lohan, the general treasurer of the Sisters of the Holy Spirit and Mary Immaculate, to confirm to you by this letter, that the above referenced accounts hold International Business Machines (IBM) stock and have held such stock for more than one year. We have been further instructed to hold this stock at least through International Business Machines (IBM) next annual shareholder meeting.

Specifically, ***FISMA & OMB Memorandum M-07-16*** The Holy Spirit Trust has 200 shares of International Business Machines (IBM) valued in excess of $2,000.00 and such stock has been held at the Frost National Bank in excess of one year.

If you have any questions or need additional information, please do not hesitate to contact me.

Very truly yours,

John H. Ferguson IV
Senior Vice President

JHF/jms

cc: Sister Gabriella Lohan
Ted Davis

THE NEEDMOR FUND

11-01-10P12:10 RCVD

October 28, 2010

Mr. Andrew Bonzani
Corporate Secretary
International Business Machines Corporation
One New Orchard Road
Armonk, NY 10504

Dear Mr. Bonzani:

The Needmor Fund holds 400 shares of International Business Machines stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value and we are particularly concerned about the political spending policies and practices of IBM thus the request for this review.

Therefore, we are filing the enclosed shareholder proposal as a co-filer with the Walden Asset Management as the "primary filer" for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, of these shares as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and intend to maintain ownership of the required number of shares through the date of the next annual meeting. We have been a shareholder of more than $2,000 in market value of IBM stock for more than one year. We will be pleased to provide proof of ownership upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

We look forward to your response and dialogue in this issue.

Sincerely,

Daniel Stranahan
Chair – Finance Committee

Encl. Resolution Text

CC: Timothy Smith, Walden Asset Management, One Beacon St., Boston, MA 02108

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

REVIEW POLITICAL CONTRIBUTIONS POLICY - IBM

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.



11-01-10P12:10 RCVD

TIDES

October 28, 2010

Mr. Andrew Bonzani
Corporate Secretary
International Business Machines Corporation
One New Orchard Road
Armonk, NY 10504

Dear Mr. Bonzani:

Tides Foundation holds 3,500 shares of International Business Machines Corporation stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Further, we believe IBM is such a company and we have been pleased to own it in our portfolio. However, we wish to see IBM be more transparent and disclose additional information particularly in regards to political contributions in light of the recent controversy.

Therefore, we are submitting the enclosed shareholder proposal as a co-sponsor with Walden Asset Management for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of IBM shares. We have been a shareholder for more than one year and will hold at least $2,000 of IBM stock through the next annual meeting.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We consider Walden Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and Timothy Smith at Walden. We look forward to your response.

Sincerely,

Lauren Webster
Chief Financial Officer

Encl. Resolution Text, Proof of Ownership
Cc: Timothy Smith – Walden Asset Management

TIDES FOUNDATION

The Presidio
P.O. Box 29903
San Francisco, CA
94129-0903
t] 415.561.6400
f] 415.561.6401

www.tides.org

REVIEW POLITICAL CONTRIBUTIONS POLICY - IBM

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.


Boston Trust & Investment
Management Company

October 28, 2010

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Tides Foundation** through its Walden Asset Management division.

We are writing to verify that **Tides Foundation** currently owns **3,500** shares of **International Business Machines** (Cusip **#459200101**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Tides Foundation** has beneficial ownership of at least $2,000 in market value of the voting securities of **International Business Machines** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Regina Morgan at 617-726-7259 or rmorgan@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management

Gun Denhart
Torpet LLC
1010 NW Flanders
Portland, OR 97209

11-01-10P12:19 RCVD

October 28, 2010

Mr. Andrew Bonzani
Corporate Secretary
International Business Machines Corporation
One New Orchard Road
Armonk, NY 10504

Dear Mr. Bonzani:

I own 126 shares of International Business Machines stock. I believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among my top social objectives is the assurance that companies are doing all that they can to be responsible corporate citizens especially with regard to corporate accountability and transparency relating to political spending.

Therefore, I am submitting the enclosed shareholder proposal as a co-sponsor with Walden Asset Management for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of IBM shares.

I have been a shareholder for more than one year and will provide verification of ownership. I will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

I consider Walden Asset Management as the "primary filer" of this resolution, and myself a co-filer. Please copy correspondence both to me and to Timothy Smith at Walden. I look forward to your response. I also deputize Walden Asset Management to withdraw this resolution on my behalf.

Sincerely,

Gun Denhart

Cc: Timothy Smith – Walden Asset Management

Gun Denhart
Torpet LLC
1010 NW Flanders
Portland, OR 97209

REVIEW POLITICAL CONTRIBUTIONS POLICY - IBM

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.



11-08-10 P04:24 IN

To: Andrew Bonzani Secretary IBM		**From:**	Catherine Levy Research and Social Advocacy
Tel: 914.499.4669		**Tel:**	617 292 8026 x278
Fax: 914.499.6519		**Fax:**	617 482 6179
Re: Shareholder Resolution		**Date:**	November 8, 2010

3 pages, inclusive.

TRILLIUM ASSET MANAGEMENT®
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

November 8, 2010

Office of the Secretary
International Business Machines Corporation
New Orchard Road, Mail Drop 301
Armonk, NY 10504

11-08-10 P04:25 IN

To Whom it May Concern:

Trillium Asset Management Corp. ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $900 million for institutional and individual clients.

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with IBM on behalf of our client Peggy Newell. Trillium submits this shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Ms. Newell holds more than $2,000 of IBM common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2011 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We are co-filing this resolution with Walden Asset Management. As Walden will act as our liason with you, please direct any communications to Timothy Smith at (617)-227-3664 or via email at tsmith@bostontrust.com. However, please copy us on all communications related to this matter at (617) 292-8026 ext. 248 or via email at salpern@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Shelley Alpern
Vice President
Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation

Cc: Samuel J. Palmisano, Chairman and Chief Executive Officer

Enclosures

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO BAY
100 Larkspur Landing Circle, Suite 105
Larkspur, California 94939-1741
T: 415-925-0105 F: 415-925-0108
800-933-4806

Political Contributions - Global Warming

2011 – International Business Machines Corp. (IBM)

WHEREAS: Political spending by companies is increasingly controversial, heightened by the recent Citizens United Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit.

Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

RESOLVED: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.

- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.

- Management and board oversight processes for all political spending, direct or indirect

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 2, 2010

Andrew Bonzani
Corporate Secretary
International Business Machines Corp.
One New Orchard Road
Armonk, NY 10504

11-04-10 A11:25 IN

Re: Shareholder Proposal for 2011 Annual Meeting

Dear Mr. Bonzani,

Enclosed please find our letter co-filing the proposal on political spending to be included in the proxy statement of International Business Machines (the "Company") for its 2011 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are long-term owners of IBM shares but we have been disappointed with the Company's role as a board member of the Chamber of Commerce while the Chamber lobbies ferociously against environment legislation given the Company's environmental innovation and leadership in its own business and that of its supply chain.

Zevin Asset Management has, on behalf of our clients, continuously held, for at least one year as of the date hereof, 96,000 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of ownership by one set of our clients of 47,730 shares by their custodian, UBS, is enclosed. Zevin Asset Management intends to continue to hold such shares on behalf of its clients through the date of the Company's 2011 annual meeting of stockholders. Zevin Asset Management is a co- filer for this proposal, the lead filer being Walden Asset Management. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, Inc.

CC: Samuel J. Palmisano, Chairman and CEO
C. Black, Chair Governance Committee

REVIEW POLITICAL CONTRIBUTIONS POLICY – IBM

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

IBM is on the board of the US Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge IBM's positions on environmental issues. IBM has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, it is our understanding that IBM does not seek to influence or challenge the Chamber's environmental positions.

IBM also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to IBM's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member IBM certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of IBM's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.



UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

November 2, 2010

To Whom It May Concern:

This is to confirm that UBS Financial Services is the custodian for 47,730 shares of common stock in International Business Machines (IBM) owned by the clients of Zevin Asset Management.

We confirm that Zevin Asset Management clients have beneficial ownership of at least $2,000 in market value of the voting securities of IBM and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that Zevin Asset Management clients are the beneficial owners of the above referenced stock.

Zevin Asset Management, Inc. is the investment advisor to these clients and is planning to co-file a share holder resolution on the client's behalf.

Sincerely,

Kelley A. Bowker
The Kolton Peckler Group

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2011 Proxy Statement pursuant to Rule 14a-8



INTERFAITH CENTER ON CORPORATE RESPONSIBILITY
Inspired by faith. Committed to action

October 21, 2010

Robert C. Weber
IBM
1 New Orchard Road
Armonk, NY 10504-1722

Dear Mr. Weber,

The Interfaith Center on Corporate Responsibility and its members, a coalition of 275 institutional investors representing $100 billion in assets under management, including shareholders in IBM, are writing to express our profound concerns about our company's potential role in furthering the highly politicized agenda of the U.S. Chamber of Commerce in the 2010 mid-term election and the Chamber's continued hostile opposition to health care reform.

As widely reported in the press, the Chamber has taken an extremely antagonistic position on the Patient Protection and Affordable Care Act and is using its considerable political and financial influence to punish those members of Congress who voted in favor of the bill and further, to obstruct its implementation. Specifically, the Chamber is reportedly spending up to $75 million this November, much of it in the form of a calculated series of attack ads. As active proponents of quality and affordable health care for all Americans and investors in IBM, we are requesting that IBM review and fully disclose how its membership dues to the Chamber are being spent to ensure that our company's funds are not contributing directly or indirectly to this campaign. In addition we urge you as a dues-paying member of the Chamber to join with other companies to challenge the Chamber's political campaign and its ongoing opposition to health care reform.

As responsible shareholders we are invested in IBM because we believe you are committed to good corporate citizenship. We are concerned that membership in the Chamber could be construed by the public as implicit support for its deliberately divisive and exceedingly negative campaign. We believe this "guilt by association" could have a deleterious effect on our company's image and ultimately, adversely impact shareholder value.

We acknowledge that the broader business community is not always in alignment on the details of how health care reform will be implemented and fully support creative and positive recommendations that could make the Affordable Care Act a better, more effective bill for all Americans. Yet the Chamber's punitive campaign, a veritable "hit list" of health care supporters, is counter-productive and explicitly partisan.

According to the Chamber's website, *"Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their*

participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives."

As IBM's board representative to the Chamber, it is vitally important to ensure that the company is not seen to be the unwitting supporter of this initiative. We strongly believe that the media attention this issue has generated, particularly surrounding allegations of the co-mingling of foreign monies, poses significant risk to our company's reputation. Further, we fully expect that you will use your influence to encourage other Chamber members to abandon this ill-conceived strategy.

As concerned shareholders, many of us working in the health care industry, we ask that you take steps to eliminate any risks associated with this issue, and make available all information regarding the use of our membership dues to the U.S. Chamber of Commerce for review no later than October 30th. Further, as we believe that dues to the Chamber support the infrastructure which coordinates this campaign, we request that you publicly declare your opposition by either withholding your dues until the Chamber refrains from further investment in negative advertising or, if necessary, withdraw your membership in protest.

Please contact either of us directly and we will forward any questions regarding this request to the appropriate ICCR members.

Sincerely,

Susan Smith Makos

Susan Makos
Board Chair
Interfaith Center on Corporate Responsibility
513-673-9992

Laura Berry
Executive Director
Interfaith Center on Corporate Responsibility
212-870-2294

INVESTOR SIGNATORIES

Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil

Ruth Kuhn, SC
Coordinator
Region VI Coalition for Responsible Investment

Sister Barbara Aires
Coordinator of Corporate Responsibility
Sisters of Charity of Saint Elizabeth

Cathy Rowan
SRI Consultant
Trinity Health

Christopher Matthias
Program Coordinator for Justice and Peace and Corporate Responsibility
Adrian Dominicans

Connie Brookes
Executive Director
Friends Fiduciary Corporation

Myles McCabe
Director of Peace and Justice
Marianist Province of the U.S.

Donna Meyer, Ph.D.
SRI Consultant
CHRISTUS Health

Susan Vickers, RSM
VP Community Health
Catholic Healthcare West

Patricia A. Daly, OP
Executive Director
Tri-State Coalition for Responsible Investment

Rev. Joseph P. La Mar, M.M.
Assistant CFO
Maryknoll Fathers and Brothers

Rev. Dr. Aids & F. Wright-Riggins, III,
Executive Director
American Baptist Home Mission Societies

Colleen Scanlon, RN, JD
Senior Vice President, Advocacy
Catholic Health Initiatives

Judy Byron, OP
Director
Northwest Coalition for Responsible Investment

Kathleen A Donnelly, SU
Sisters of St. Ursula
Justice & Peace Committee

Marie Gaillac
JOLT SRI

Barbara Jennings, CSJ
Coordinator
Midwest Coalition for Responsible Investment

Ruth Rosenbaum, TC, PhD
Executive Director
CREA: Center for Reflection, Education and Action

Rev. Séamus P. Finn OMI
Director
JPIC Ministry
Missionary Oblates

Sonia Kowal
Director of Socially Responsible Investing
Robert Brooke Zevin Associates

Roberta Mulcahy, SSJ
Socially Responsible Investing Coordinator
Sisters of St. Joseph of Springfield, MA

Leadership Team
Congregation of Sisters of St. Agnes
Fond du Lac, WI

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Dominican Sisters of Hope
Ursuline Sisters of Tildonk

Toni Palamar
Sisters of the Good Shepherd,
Province of New York

Kathleen Coll
Catholic Health East

Gwen Farry, BVM
Sisters of Charity, BVM

Irene Senn
Socially Responsible Investments Committee
Sisters of St. Francis of Assisi

John Gonzalez
Executive Director
North American Passionist JPIC Office

Jonas Kron, Esq.
Vice President, Deputy Director
ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation

Joellen Sbrissa, CSJ
Congregation of St. Joseph

Tom McCaney
Associate Director, Corporate Social Responsibility
Sisters of St. Francis of Philadelphia

Susan Smith Makos
Valerie Heinonen, o.s.u.
Mercy Investment Services, Inc.

Susan Smith Makos
Catholic Health Partners

Ed Gerardo
Bon Secours Health System, Inc.

Ethel Howley, SSND
Social Responsibility Resource Person
School Sisters of Notre Dame
Cooperative Investment Fund

Mary Ellen Gondeck, CSJ
Congregation of St. Joseph
Office of Peace and Justice

Michael H Crosby
Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order Milwaukee , WI

Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2011 Proxy Statement pursuant to Rule 14a-8

For Release:
November 4, 2010

Contact:
Timothy Smith (617) 726-7155 Walden Asset Management
tsmith@bostontrust.com
Stephen Viederman (917) 751-4461 Christopher Reynolds Foundation
s.viederman@gmail.com
Adam Kanzer (212) 217-1027 Domini Social Investments
akanzer@domini.com

INVESTORS ANNOUNCE CHALLENGES ON POLITICAL SPENDING TO CORPORATE RESPONSIBILITY LEADERS

ROLE AS U.S. CHAMBER OF COMMERCE BOARD MEMBERS HIGHLIGHTED

BOSTON, MA – November 4 – Investors today announced the filing of shareholder resolutions at several corporations that sit on the Board of the U.S. Chamber of Commerce, challenging their corporate boards to review their policies and oversight of political expenditures, especially through trade associations. The first four companies to receive this resolution are Accenture, IBM, Pepsi and Pfizer.

Each of these companies has strong corporate governance records and is understandably proud of its leadership in corporate responsibility. In addition, IBM, Pfizer and Pepsi have strong vendor standards policies holding their suppliers to high standards of conduct through audits and engagement.

"Yet as Board members and major corporate contributors to the U.S. Chamber of Commerce they play a passive and compliant role, remaining silent while the Chamber reportedly poured $75 million into the 2010 election while working to unseat any member of the U.S. Congress who voted in favor of healthcare reform. The Chamber also works vigorously against legislation and regulation on climate change and financial reform. Ironically, the Chamber works to undercut the very leadership these companies demonstrate on sustainability," commented Timothy Smith, Senior Vice President of Walden Asset Management and one of the lead sponsors of the shareholder resolutions.

Adam Kanzer, General Counsel at Domini Social Investments and a filer of the resolution at IBM, stated "The Chamber of Commerce is an aggressively partisan organization that is standing in the way of solutions to our nation's most pressing problems, from health care to climate change. We are asking why these companies would lend their good names—and their implicit endorsement— to the Chamber's agenda, which often runs contrary to their own, stated policies and practices. We are simply asking them to do what directors are supposed to do – ask hard questions and exercise meaningful oversight."

The Chamber website describes Board member responsibilities as follows:

"Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, directors help implement and promote U.S. Chamber policies and objectives."

The resolution sponsors argue that a company serving on the Chamber's Board can be widely perceived as supporting and promoting its policies and programs, which can have a negative impact on a company with a strong reputation for good governance and corporate responsibility.

The resolution is also expected to be filed with several other companies on the Chamber's Board. The Board has over 100 members including, AT&T, Caremark, Caterpillar, Deere & Company, Dow Chemical, FedEx, JPMorgan Chase & Co., UPS, and Xerox.

Stephen Viederman of the Christopher Reynolds Foundation, one of the sponsors of the Pfizer resolution said, "As Chamber Board members these companies need to stand up and be counted; clarifying which side they are on. If they differ with the political positions of the Chamber, they need to speak out and make their positions clear."

Controversy about the Chamber's role in thwarting environmental and climate change legislation led Nike to withdraw from the Board; and PG&E, Exelon, Apple and Levi Strauss to withdraw their Chamber memberships in 2009. In addition, several local Chambers of Commerce have withdrawn their national affiliation.

To date, the 25 filers of these resolutions include a broad range of investors, including Walden Asset Management, Domini Social Investment, the Christopher Reynolds Foundation, Catholic Health East, Catholic Healthcare West, Green Century Balanced Fund, the Funding Exchange, the Needmor Fund, Missionary Oblates of Mary Immaculate, Sisters of Notre Dame Toledo Province, Catholic Healthcare East, the Tides Foundation, Boston Common Asset Management, Zevin Asset Management as well as several individual investors. The list of filers is expected to expand before the shareholder resolution date.

Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performance, transparency and accountability. Walden Asset Management is a division of Boston Trust & Investment Management Company. www.waldenassetmgmt.com

Domini Social Investment is a New York City based investment firm specializing exclusively in socially responsible investing. Domini manages assets for individual and institutional mutual fund investors seeking to create positive change in society by integrating social and environmental standards into their investment decisions. www.domini.com

---

SAMPLE RESOLUTION BELOW

REVIEW POLITICAL CONTRIBUTIONS POLICY – PFIZER

Whereas: Political spending by companies is increasingly controversial, heightened by the recent *Citizens United* Supreme Court decision, which allows companies to make independent expenditures in favor of or in opposition to, a candidate's election campaign.

Corporate expenditures supporting a contentious 2010 ballot initiative suspending California's Global Warming Solutions Act added fuel to the controversy, as did Target and Best Buy contributions for a controversial candidate for Governor in Minnesota.

Over the last five years, corporate political spending has become a major investor concern. Investors asked hundreds of companies to disclose their policies establish board oversight and disclose all direct and indirect expenditures for political purposes. More than seventy-five S&P 500 companies now disclose their political expenditures and policies on their website. Shareowner proposals urging such disclosure averaged more than 30 percent of votes in 2010, indicating strong investor support.

Many companies are updating their political spending policies. For example, Morgan Stanley stated it will not make direct or indirect independent political expenditures.

Left out of many company commitments, however, is transparency around payments to trade associations and other tax-exempt groups for political purposes.

Pfizer is on the board of the U.S. Chamber of Commerce, which announced it will spend $75 million in political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work which effectively challenge Pfizer's positions on environmental issues. Pfizer has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, Pfizer plays a passive role and does not seek to influence or challenge the Chamber's environmental positions.

Pfizer also has clear policies prohibiting political spending, but does not challenge the Chamber on its partisan political activities. These inconsistencies could be harmful to Pfizer's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member Pfizer certainly may be perceived as supporting its policies.

Resolved: Shareholders request that the independent Board members institute a comprehensive review of Pfizer's political spending policies and oversight processes, both direct and indirect, including through trade associations, and present a summary report by September 2011. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce, or political and other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations when positions of the trade association contradict the company's own positions.
- Management and board oversight processes for all political spending, direct or indirect.

Exhibit E

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2011 Proxy Statement pursuant to Rule 14a-8

You are here: **Home** » **CSR**, **Compliance & Governance**, **Featured Story**, **Regulation & Legislation**, **Socially Responsible Investing** » Opinion: U.S. Chamber of Commerce and A Failure in Governance

Opinion: U.S. Chamber of Commerce and A Failure in Governance

Posted by **admin2** • November 27, 2010 • **Printer-friendly**

by Timothy Smith
Walden Asset Management



Many leading companies strive to follow best practices in corporate governance, demonstrating responsiveness to investors and protecting shareowner value in the process. Paradoxically some of these same companies often appear to leave their commitment to good corporate governance at the doorstep when they serve on the board of the **U.S. Chamber of Commerce** (the Chamber). In so doing, they perpetuate a dismal failure of governance.

How so? Many of these companies demonstrate strong environmental and social policies and urge their suppliers to follow suit. Yet sadly they are silent at Chamber board meetings despite the association's aggressive actions to undermine sustainable business practices.

The Chamber has always been a powerful force in Washington, lobbying and influencing elections. In the last two years, led by CEO Tom Donohue, it has attacked a wide range of issues including healthcare, climate change, and financial market reforms. The Chamber announced it would spend $75 million in political campaigns in 2010 with one goal being to unseat all congressional members who voted for health care reform. The funds for this partisan political fight were raised and spent in secret, with no public accounting or transparency.

Similarly, the Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work effectively challenging company positions on environmental matters. Recently the Chamber sued the EPA to block its ability to mitigate climate change through regulation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." Hence Walden, with other investors, has discussed with dozens of companies how membership on the Chamber board may be perceived as supporting the Chamber's policies. Sadly we are learning that Chamber board members rarely speak out publicly, or even privately at Board meetings, to challenge its anti-environmental positions. Nor do they confront the Chamber on its partisan political activities.

Clearly there are multiple contradictions between the environmental policies of **Accenture**, **IBM**,

Pepsi, **Pfizer**, and **UPS**, all board members, and the Chamber's antagonistic actions against climate change legislation and regulation. Yet as Board members they set and oversee these very policies and campaigns that undercut their companies' positions – a perplexing way to spend shareowner dollars.

It is time for Chamber board members to end this pattern of compliant and passive acceptance. It is not acceptable to allow anti-environmental policies to flourish and partisan political campaigns shrouded in secrecy to be the order of the day. A respect for good governance requires companies sitting on the Chamber board to stand up and be counted or head for the exit.

Timothy Smith is Senior Vice President and Director of ESG Shareowner Engagement for Walden Asset Management, a division of Boston Trust & Investment Management Company.



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From: Stuart Moskowitz [smoskowi@us.ibm.com]
Sent: Wednesday, January 12, 2011 12:24 PM
To: shareholderproposals
Cc: Andrew Bonzani; tsmith@bostontrust.com
Subject: Withdrawal of IBM's request for no-action relief - Stockholder Proposal of Walden Asset Management and 23 co-filers

January 12, 2011

VIA E-MAIL

Charles Kwon, Esq.
Division of Corporation Finance
Office of Chief Counsel
United States Securities and Exchange Commission
Washington, DC 20549

Dear Mr. Kwon:

I refer to IBM's pending no-action letter request to the Staff of the Division of Corporation Finance dated December 16, 2010, relating to a stockholder proposal filed by Walden Asset Management and 23 co-filers, seeking a review of IBM's political contributions policy and our membership on the Board of Directors of the U.S. Chamber of Commerce.

See http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2010/waldenassetmanagement121610-14a8-incoming.pdf

In accordance with our telephone conversation today and Paragraph B.15 of Staff Legal Bulletin 14,

- IBM is hereby withdrawing our no-action request, and
- IBM will be including this stockholder proposal in our 2011 proxy materials.

If you have any questions, please do not hesitate to contact me directly. Thank you very much for your continuing attention and interest this matter.

Sincerely yours,

Stuart S. Moskowitz
Senior Counsel, IBM Legal Department
1 New Orchard Road, MS 329
Armonk, NY 10504
smoskowi@us.ibm.com
914-499-6148 (tel)